Filed by Legato Merger Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-257732

 Subject Company: Legato Merger Corp.

(Commission File No. 001-39906)

Investor Presentation Proposed Transition to Making Greener Steel July 2021

1 Disclaimer (1/2) Disclaimer Legato Merger Corp. (“Legato”) is holding presentations for certain of its stockholders, as well as other persons who might be interested in purchasing Legato’s securities, regarding its proposed merger with Algoma Steel (“Algoma” or the “Company”). EarlyBirdCapital (“EBC”) acted as managing underwriter of Legato's initial public offering (“IPO”) and as Legato's investment banker and will receive a fee upon consummation of the merger. EBC, BMO Capital Markets (“BMO”) and Maison Placements Canada (“MP”) are acting as Legato's investment bankers and will receive fees upon consummation of the merger. Jefferies LLC (“Jefferies”) is acting as Algoma's financial advisor and will receive a fee upon consummation of the merger. Legato, Algoma and their respective directors and executive officers, EBC, BMO, and MP may be deemed to be participants in the solicitation of proxies for the special meeting of Legato’s stockholders to be held to approve the merger and related matters. Information regarding the persons who may, under the rules of the U.S. Securities and Exchange Commission (the “SEC”), be deemed participants in the solicitation of the stockholders of Legato in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in Algoma’s prospectus as well as Legato’s proxy statement described below filed with the SEC. Additional information regarding Legato’s directors and executive officers can also be found in Legato’s final prospectus dated January 19, 2021 relating to its initial public offering (the “Legato Final Prospectus”). These documents are available free of charge as described below. Additional Information and Where to Find It This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed transaction between Algoma and Legato, Algoma has filed with the SEC a registration statement on Form F - 4 on July 6, 2021 which includes Algoma’s preliminary prospectus as well as Legato’s preliminary proxy statement (the “Proxy Statement/Prospectus”). Legato plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF LEGATO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALGOMA, LEGATO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Algoma and Legato through the website maintained by the SEC at www.sec.gov . In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting Legato at Legato Merger Corp., 777 Third Avenue, 37th Floor, New York, New York 10017 or Algoma at Algoma Steel Inc., 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4. Notice Regarding Algoma Steel Inc. Algoma Steel Inc. was incorporated in 2016 solely for the purpose of purchasing substantially all of the operating assets and liabilities of Essar Steel Algoma Inc. and its subsidiaries in connection with a restructuring under the Canadian Companies' Creditors Arrangement Act. The purchase transaction was completed on November 30, 2018. Prior to November 30, 2018, the Company had no operations, and was capitalized with 1 common share with a nominal value. Unless otherwise indicated or the context otherwise requires, in this document, all references to the “Company,” “us,” “we” and “our” refer to Algoma Steel Inc., its parent corporation, and its consolidated subsidiaries and all references to “Essar Steel Algoma” and “Old Steelco” mean Essar Steel Algoma Inc. and its consolidated subsidiaries. The Company’s and Old Steelco’s fiscal year end is as of March 31 of each calendar year. All financial and other data for periods ending as of or prior to November 30, 2018 relate to Old Steelco and all financial and other data for periods subsequent to November 30, 2018 relate to the Company. Financial and other data for the FY 2019, the fiscal year ended March 31, 2019, are a pro forma combination of the financial and other information of Old Steelco for the eight - month period ended November 30, 2018 and the financial and other information of the Company for the four - month period ended March 31, 2019. Neither the combined information or the financial information of Old Steelco are indicative of the results of the Company had the Company acquired Old Steelco on April 1, 2018. Forward - Looking Statements This document includes forward - looking statements within the meaning of applicable securities legislation, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, in addition to historical information. These forward - looking statements are included throughout this document and relate to matters such as the merger between Algoma and Legato, the PIPE investment in connection with the merger, our business strategy, including with respect to the proposed transformation of Algoma to an electric arc furnace producer, including our ability to secure other funding necessary to fund such transformation, projected increases in capacity liquid steel as a result of such transformation, projected cost savings associated with such transformation, projected reduction in CO2 emissions associated with such transformation, our ability to enter into contracts to source scrap and the availability of scrap, the availability of alternative metallic supply; the economy, including future demand for our products; our industry, including with respect to steel prices; our goals and expectations concerning our market position; our future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information., including projections and forecasts regarding our financial and operational performance in future periods such as projected capital expenditures, projected revenue, projected EBITDA (including CY 2021P EBITDA) and projected Adjusted EBITDA, projected steel shipments by product, projected steel prices, projected costs and projected headcount. We have generally used the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “will” and similar terms and phrases to identify forward - looking statements in this document. Forward - looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial condition, results of operations and cash flows. Although management believes that expectations reflected in forward - looking statements are reasonable, such statements involve risks and uncertainties and should not be regarded as a representation by the Company or Legato or any other person that the anticipated results will be achieved. The Company and Legato caution you not to place undue reliance upon any such forward - looking statements, which speak only as of the date they are made. Our forward - looking statements are not guarantees of future performance, and actual events, results and outcomes may differ materially from our expectations suggested in any forward - looking statements due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following: the risk that the benefits of the transaction may not be realized; the risk that the anticipated benefits of the Government of Canada’s funding will fail to materialize as planned or at all; the risk of definitive documentation in respect of such funding not being negotiated or such funding otherwise not being received; the ability of the Company to implement and realize its business plans, including the Company's ability to transform to electric arc furnace steelmaking; the Company's ability to reduce its carbon intensity; the risk that the transaction may not be completed in a timely manner or at all; the failure to satisfy the conditions to the consummation of the transaction, including the failure of Legato’s stockholders to approve and adopt the merger agreement or the failure of Legato to satisfy the minimum cash condition following redemptions by its stockholders; the inability to complete the PIPE investment in connection with the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be initiated following announcement of the transaction; the effect of the announcement or pendency of the transaction on Algoma’s business relationships, operating results and business generally; risks that the proposed transaction could disrupt current plans and operations of Algoma; the risks associated with the steel industry generally; the risk of downturns and a changing regulatory landscape in Algoma’s highly competitive and cyclical industry; foreign exchange rates; future results of operations; future cash flow and liquidity; future capital investment; the impact of the foregoing items on our debt service obligations; our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness with a substantial amount of indebtedness; restrictive covenants in debt agreements limit our discretion to operate our business; plant operating performance; upgrades to our facilities and equipment; our research and development activities; our ability to source raw materials and other inputs at a competitive cost; debt financing, government or regulatory accommodation for key operational inputs and other current or future compliance requirements, ability to supply to new customers and markets; our ability to effectively manage costs; our ability to attract and retain key personnel and skilled labor; our ability to obtain and maintain existing financing on acceptable terms; changes in laws, rules and regulations, including international trade regulations; growth in steel markets and industry trends; significant domestic and international competition; increased use of competitive products; a protracted fall in steel prices; global and North American product demand; excess capacity, resulting in part from expanded production in China and other developing economies; low - priced steel imports and decreased trade regulation; protracted declines in steel consumption caused by poor economic conditions in North America or by the deterioration of the financial condition of our key customers; increases in annual funding obligations resulting from our under - funded pension plans; supply and cost of raw materials and energy; currency fluctuations, including an increase in the value of the Canadian dollar against the United States dollar; environmental compliance and remediation; unexpected equipment failures and other business interruptions; a protracted global recession or depression; and changes in general economic conditions, including as a result of the COVID - 19 pandemic. Any one of these factors or a combination of these factors could materially affect our future results of operations and could influence whether any forward - looking statements ultimately prove to be accurate. Our forward - looking statements are not guarantees of future performance, and actual results and future performance may differ materially from those suggested in any forward - looking statements. We undertake no obligation to update these statements unless we are required to do so under applicable securities laws.

2 Disclaimer (2/2) Market and Industry Data and Forecasts This document includes market share, ranking, industry data and forecasts that we obtained from industry publications and surveys, public filings and internal Company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third - party sources, nor have we ascertained the underlying economic assumptions relied upon therein. While we are not aware of any misstatements regarding our industry data presented in this document, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Forward - Looking Statements” above. Neither the Company nor Legato guarantee the accuracy or completeness of such information contained in this document. Presentation of Financial Information All of our financial information is presented in Canadian dollars, except as otherwise indicated. The Company’s functional currency is the US Dollar. The Company’s financial statements are reported in Canadian Dollars. Assets and liabilities are translated into Canadian Dollars using the prevailing exchange rate at the end of the period. Income and expense items are translated into Canadian Dollars using the average exchange rate over the period. Certain amounts reported in Canadian Dollars have been converted to US Dollars at the exchange rates stated in this presentation. Our and Old Steelco’s financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). IFRS differs in certain material respects from U.S. generally accepted accounting principles (“U.S. GAAP”) and, as such, our and Old Steelco’s financial statements are not comparable to the financial statements of U.S. companies prepared in accordance with U.S. GAAP. Non - IFRS Financial Measures In this document we use certain measures not recognized by the IFRS to evaluate the performance of the Company, or Old Steelco. These terms do not have any standardized meaning prescribed within IFRS and therefore may not be comparable to similar measures presented by other companies. The term “EBITDA” and “Adjusted EBITDA” are financial measures utilized by the Company that are not defined by IFRS. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies. Readers are encouraged to consider these financial measures in the context of the Company’s and Old Steelco’s results under IFRS, as provided in the Company’s and Old Steelco’s financial statements. EBITDA, as defined by the Company, refers to earnings before interest, taxes, amortization, foreign exchange, interest income, carbon tax expense and certain exceptional items. Adjusted EBITDA, as defined by the Company, refers to EBITDA before tariff expense and capacity utilization adjustment. EBITDA and Adjusted EBITDA are not recognized measures for financial statement presentation under IFRS. EBITDA and Adjusted EBITDA are not intended to represent cash flow from operations, as defined by IFRS, and should not be considered as an alternative to net earnings, cash flow from operations, or any other measure of performance prescribed by IFRS. EBITDA and Adjusted EBITDA, as defined and used by the Company, may not be comparable to EBITDA and Adjusted EBITDA, as defined and used by other companies. We consider EBITDA and Adjusted EBITDA to be meaningful measures to assess its operating performance in addition to IFRS measures. They are included because we believe they can be useful in measuring its ability to service debt, fund capital expenditures, and expand its business. EBITDA and Adjusted EBITDA are also used by analysts and our lenders as measures of our financial performance. EBITDA and Adjusted EBITDA have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS. Some of these limitations are: they do not reflect cash outlays for capital expenditures or contractual commitments; they do not reflect changes in, or cash requirements for, working capital; they do not reflect the finance costs, or the cash requirements necessary to service interest or principal payments on indebtedness; they do not reflect income tax expense or the cash necessary to pay income taxes; although depreciation and amortization are non - cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements; they do not reflect the impact of earnings or charges resulting from matters we believe not to be indicative of our ongoing operations; and other companies, including other companies in our industry, may calculate these measures differently than as presented in by us, limiting their usefulness as comparative measures. Because of these limitations, EBITDA, Adjusted EBITDA and the related ratios should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS results using EBITDA and Adjusted EBITDA only supplementally. For a reconciliation of EBITDA and Adjusted EBITDA to Net Income, please see page 63. Cautionary Note Regarding Projections and Other Financial Data This presentation contains projected financial and other information for the Company for the years ending December 31, 2021 and 2022 as well as for the fiscal years ending March 31, 2022 through March 31, 2030 which you will find in this document marked as “CY2021P,” “CY2022P,” “FY2022P,” “FY2023P,” “FY2024P,” “FY2025P,” “FY2026P,” “FY2027P,” “FY2028P,” “FY2029P,” “FY2030P” and other variations thereof. These periods are not yet complete and all information related to such periods are only projections, are not historical information and do not reflect the Company’s actual results for such periods. Such projected financial information constitutes forward - looking information and is for illustrative purposes only, and should not be relied upon as necessarily being indicative of future results. Such projections are based on assumptions, estimates and judgments that have been made with currently available information. Such assumptions, estimates and judgments underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially. This presentation also contains illustrative financial data based on realized sales prices. Actual results may differ materially from the results contemplated by the projected financial information, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. The independent auditors of the Company have not audited, reviewed, compiled, or performed any procedures with respect to the projections, and accordingly, did not express an opinion or provide any other form of assurance with respect thereto.

3 Transaction Summary All figures used throughout the presentation are presented in US$ terms unless otherwise noted. (1) TEV includes 37.5 million earnout shares. Based on CY2021P EBITDA of US$901 million. Refer to page 4 for additional details. • Algoma Steel Inc. (“Algoma”) is a leading Canadian flat - rolled steel producer • Legato Merger Corp (Nasdaq: LEGO) (“Legato”) is a publicly - listed special purpose acquisition company with ~$236 million cash held in trust; Legato’s management team has: – Successfully closed five prior SPAC transactions in the industrials space – Deep understanding of the Canadian market having served on the Boards of 17 Canadian public companies • The business combination of Algoma and Legato will provide cash to fund strategic initiatives for Algoma, including a proposed transformational investment that would convert Algoma from a Blast Furnace producer into an Electric Arc Furnace (“EAF”) producer – Provides the flexibility to improve product mix and reduce production costs, driving significant top and bottom - line growth – Improves the environmental footprint of Algoma via substantial reduction in carbon emissions to become the greenest producer of steel in Canada Michael McQuade Chief Executive Officer Rajat Marwah Chief Financial Officer John Naccarato VP Strategy & General Counsel David Sgro Chief Executive Officer Eric Rosenfeld Chief SPAC Officer Summary of Proposed Transaction $1.7bn (1) Pro Forma Enterprise Value (TEV) 1.9x (1) Pro Forma TEV / C Y 2 0 2 1 P EBITDA $150mm Potential EBITDA benefit from $500mm EAF Investment 70% CO2 Reduction Potential (~3mm to n n e s per annum)

4 (1) Cash in Trust and Pro Forma Ownership reflects 23.575m Public Shares issued during Legato’s IPO. Assumes no redemptions. (2) Reflects private placement of $100 million at $10.00/share (10 million shares) to be funded concurrently with closing. (3) Transaction structure inclusive of the 37.5 million earnout shares (100% of the earnout) that would be earned if Algoma reali zes CY2021P EBITDA of US$901mm. See page 36 for details of Algoma’s earnout. (4) Estimated fees and expenses inclusive of all fees and expenses related to the business combination (including M&A and PIPE fees and expenses). (5) Sponsor Ownership inclusive of 5.9m Founder Shares and 0.6m Private Shares and 0.2m Representative Shares. (6) Inclusive of $17 million Algoma cash as of March 31, 2021. Debt reflects book value of government debt. (7) Assumes the government financing is fully funded at close of the Merger. Government financing is subject to negotiation and execution of definitive documentation. Proposed Transaction Overview Assumes full earnout is realized based on expectation for US$901 million of EBITDA Estimated Sources & Uses (US$mm) Illustrative Pro Forma Valuation (US$mm, except per share) Illustrative Pro Forma Ownership (mm shares) Sources: Shares Issued to Algoma Shareholders $1,125 Estimated SPAC Cash in Trust (1) $236 PIPE (2) $100 Government Financing for EAF (7) $333 Total Sources $1,794 Uses: Upfront Equity Consideration to Algoma Shareholders $750 Contingent Shares to Algoma Shareholders (3) $375 Estimated Fees & Expenses (4) $30 Cash to Balance Sheet $639 Total Uses $1,794 Share Price: $10.00 Total Shares Outstanding (3) 152.8 Equity Value $1,528 Less: Pro Forma Cash (6) ($656) Plus: Debt (6) $834 Total Enterprise Value (TEV) $1,706 Implied Multiple on CY2021P EBITDA ($901) 1.9x Note: All figures in USD. All shares valued at $10,00/share. Analysis excludes warrants (Legato has 23.6mm public warrants and 0.6mm private warrants outstanding, all exercisable at $11.50/share). All balance sheet figures as of March 31, 2021 are converted from CAD to USD at a 1.26 FX rate. All projected figures are converted from CAD to USD at a 1.26 FX rate. Algoma Shareholders (Upfront) 75.0 Algoma Shareholders (Earnout) (3) 37.5 Total Algoma Shareholders 112.5 Sponsor Shareholders (5) 6.7 PIPE Shareholders (2) 10.0 Public Shareholders (1) 23.6 Total Shares Outstanding 152.8 PIPE Investors 7% Public SPAC Owners 15% Sponsor 4% Existing Algoma Shareholders 74%

Overview of the Green S t eel Fu nd i n g • Algoma has secured, subject to negotiation and execution of definitive documentation, a commitment from two Canadian government entities to provide financial support for the transformative EAF investment • The commitment is expected to provide for up to C$420 million (US$333 million (1) ) of funding, including: • C$200 million (US$159 million (1) ) loan from Canada’s Strategic Innovation Fund (“SIF”) through the Net Zero Accelerator, the annual repayments of which are expected to be scalable based on Algoma’s greenhouse gas emission performance • C$220 million (US$174 million (1) ) loan from the Canada Infrastructure Bank (“CIB”), which is expected to be a low - interest loan on commercial terms • SIF and CIB announced their commitments on July 5, 2021 • Funding is part of a broader effort by the Canadian government to achieve environmental goals of reducing GHG emissions from, and increasing sustainability of, industrial processes 5 (1) Figure converted at a 1.26 CAD to USD FX rate. Canadian Government to Provide Attractive “Green Steel Funding” to Support the EAF Investment Algoma views the financing from SIF and CIB as a highly attractive opportunity to fund the EAF investment

6 EAF Transformation Expected to Be Fully Funded Pro Forma for the Merger and Government Financing The Government commitments are expected to provide Algoma with sufficient capital to complete the EAF transformation with flexibility to deploy anticipated cash flows to value enhancing opportunities, including strategic investments to support the EAF (1) Figures converted at a 1.26 CAD to USD FX rate. Existing Government loans shown as the book value as they currently do not require cash interest payments. Principal value of the government loans are C$135mm or US$108mm. (2) Libor Floor of 1.5% for Secured Term Loan. Secured Term Loan includes option to PIK at L + 950. (3) Assumes the government financing is fully funded at close of the Merger. Government financing is subject to negotiation and execution of definitive documentation. (4) Inclusive of $236 million Legato cash as of January 25, 2021 and $100 million PIPE investment, net of $30 million in fees and expenses, assuming no redemptions. Pro Forma Capital Structure (1) US$mm Current (3/ 3 1/ 2 1 A ) xC Y 2 0 2 1 P EBITDA T r ansa c tion Adjustment (+ / - ) Pro Forma xC Y 2 0 2 1 P EBITDA Effective Rate Maturity ABL Revolver ($250.0) $72 0.1x -- $72 0.1x 2.29% Nov. 30, 2023 Secured Term Loan (2) 300 0.4x -- 300 0.4x 10.00% Nov. 30, 2025 Algoma Docks Term Loan Facility 60 0.5x -- 60 0.5x 5.26% May. 31, 2025 Government Loans 69 0.6x -- 69 0.6x 0.00% - 2.50% 2028 - 2031 Government Financing for EAF (3) -- -- 333 333 0.9x TBD TBD Total Debt $501 0.6x $834 0.9x Less: Cash (4) (17) (639) (656) Net Debt $484 0.5x $178 0.2x CY2021P EBITDA $901 The Proposed EAF Expected to be Fully Financed by Legato and Government Financing (Assumes No Redemptions) $656 $17 $306 $333 ($500) $156 Existing Cash (Mar - 31 - 21) Net Cash from SPAC & Government Financing PIPE (3) Support PF Cash Less: EAF Capex PF Cash (after EAF CapEx)

1.9x 4.2x 3.9x 3.8x 2.8x 2.5x 7.6x 6.5x 6.5x 5.0x 5.8x 7 Source : Company filings, Bloomberg . Note : Market data as of July 2 , 2021 . Estimates based on consensus estimates . Refer to page 4 for additional details on transaction structure . (1) Pro forma TEV includes 37 . 5 million earnout shares achieved . Refer to page 36 for further details . (2) Preferred stock issued to ArcelorMittal for acquisition of AMUSA valued as 58 . 3 mm shares equivalent . (3) Includes inventory monetization arrangement and mortgage payable as debt . (4) CY 2021 P production figures for peers represent broker consensus shipment expectations . For companies where brokers do no provide shipment estimates, annuali zed Q 1 ’ 21 production volumes or shipment volumes was used . Attractive Valuation Relative to North American Steel Peers Blast Furnace Steel Producers EAF Producers (2) (2) (3) TEV / EBITDA 2021E 2022E Algoma Steel Averages 2021E 2022E EAF 4.1x 7.0x Blast Furnace 3.0x 5.8x All Peers 3.4x 6.3x (TEV / CY’2021P) (1) TEV / CY2021P Production (4) ($/t) $694 $ 1 ,1 1 3 $ 1 ,3 1 4 $ 1 ,1 4 3 $772 $ 1 ,1 2 6 CY 2021P EBITDA / ton (4) ($/t) $367 $263 $339 $297 $281 $452

$1 , 7 06 ($616) $ 1 ,090 $0 TEV as of 3/31/21 Ex p ect e d C ash F l ow (2) (ex. EAF and NWC) 3/31/21 - 12/31/21 Expected TEV as of 12/31/21 1.9x TEV / CY2021P EBITDA 1.2x 8 Source: Company information. Refer to page 4 for additional details on transaction structure. (1) TEV includes 37.5 million earnout shares achieved. Refer to page 36 for further details. (2) Excludes EAF Capital Expenditure and working capital investments (given year - end inventory build - up). Significant Anticipated 2021 Cash Flows Would Reduce Total Enterprise Value and Implied Valuation (1) $694 TEV / CY2021P Production ($/t) $443

9 Algoma’s Transformation Source: Company Information. Note: All figures shown in US$, projected figures converted from CAD to USD at a 1.26 FX rate and historical figures converted at average exchange rate over the period. (1) At FY18 – FY20 average HRC price of $685/ton. (2) Based on FY18 – FY20 average Adjusted EBITDA. (3) Based on 2.6 million tons of shipments (100% full capacity), $68/ton reduction from CY2021 to expected shipments pro forma fo r the proposed EAF (driven by fixed cost absorption). (4) Canadian government funding is subject to negotiation and execution of definitive documentation. • Investing over $200 million to update downstream operations: Ladle Metallurgy Furnace 2; DSPC Hot strip mill; Plate Mill Modernization • Cost cutting measures • ~$44 million in annual cost savings reductions • Fixed cost reductions and process optimization • New strategic (e.g. iron ore) supply agreements to 2024 • Clean balance sheet • Released from legacy environmental liabilities • Special regulation fixed pension obligations • Balance sheet restructured to provide sustainable capital structure • Collective Bargaining Agreement through 2022 • Well - positioned to take advantage of current strong steel markets and infrastructure spending programs • CY2021P EBITDA of $901 million Algoma Today EAF Opportunity • Proposed $500 million investment in EAF steelmaking • EAF has potential to provide ~$150 million of annual EBITDA uplift • ~$46/ton reduction of fixed conversion costs (3) • $10/ton sustaining CapEx savings • ~70% annual reduction in CO2 emissions from transition to EAF steelmaking • 3.0mm tonnes reduction of CO2 per annum • Elimination of all coal use in steelmaking over time • Reduced exposure to iron ore pricing volatility • Iron ore would be replaced by readily available regional scrap supply • Government financing (4) , together with funding from the Merger, expected to fully fund the project

Key Investment Highlights

11 Key Investment Highlights Premier Canadian Steel Producer and One of the Leading Flat Steel Producers in North America 1 Robust Steel Market Fundamentals and Favorable Long - Term Outlook Transformational Opportunity: Enhancing Profitability Throughout the Cycle and Meaningfully Improving Environmental Footprint Highly Experienced Management Team with Extensive Industry Experience Geographic Advantages, Flexible Low - Cost Operations, and High - Value Product Offering that Serves Blue Chip Customers Attractive Valuation Relative to North American Steel Peers 2 3 4 5 6

Historical Performance (FY end March 31) $216 $473 $44 $151 FY2 0 18 A FY2 0 19 A FY2 0 20 A FY2 0 21 A (Ending 3/31/21) CY20 2 1 P (Ending 12/31/21) 2,305 2,435 2,305 2,102 2,458 FY2018A FY2019A FY2020A FY2021A (Ending 3 / 3 1 /2 1 ) CY2021P (Ending 1 2 /3 1 / 2 1 ) Leading North American Flat - Rolled Producer Located in the Great Lakes Region in Sault Ste. Marie, Ontario 12 Premier Canadian Steel Producer… Source: Company information. Note: All figures shown in US$, projected figures converted from CAD to USD at a 1.26 FX rate and historical figures converted at average FX rate over the respective period. (1) Automotive comprised of direct automotive customer sales and estimated service center sales to the automotive industry. • Raw steel capacity of 2.8mm tons (with incremental 0.9mm tons from idled blast furnace capacity) per year • Broad range of high - quality finished sheet and plate steel for automotive, construction, energy, infrastructure and manufacturing end markets • Expanded capabilities versus traditional Blast Furnace / Basic Oxygen Furnace (“BOF”) competitors – Advanced 2.3mm ton Direct Strip Production Complex (“DSPC”) is the newest thin slab caster with direct hot rolling capability in North America coupled to a BOF melt shop, and provides a $30 - $40/t cost advantage – Heat - Treated Plate facility provides a complete range of high - quality heat - treated products, including abrasion resistant, ballistic and other specialty plate applications • Transformational EAF investment expected to improve product mix, reduce fixed costs, increase production capacity and improve environmental footprint • Several other ongoing investments to increase profitability, including Plate Mill Modernization, LMF No. 2 and cost savings initiatives L EGEND Top 10 Customer Locations Iron Ore Sources A lgo m a S hipments (kt) Steel Price ($/ton) / EBITDA Performance ($mm) $717 $907 $642 $679 $1,224 $901 Adj. EBITDA ($mm) Avg. HRC Price ($/ton)

15% 15% 14% 16% 9% 8% 13 …and One of the Leading Flat Steel Producers in North America Source: Company information, Capital IQ, Bloomberg, Wall Street Research. (1) Represents CY2017 – CY2019. (2) Cleveland - Cliffs EBITDA Margin % based on Steel and Manufacturing Segment and is pro forma for the acquisitions of AK Steel and ArcelorMittal USA (as represented by ArcelorMittal NAFTA segment). Algoma’s independence and strong performance provides flexibility and offers strategic value within the steel industry Highly Competitive Capacity Utilization N . A . E A F Produc e rs N . A . B l as t Furna c e Produc e rs . . . T ha t Un d erpi n s H i g h EBI T DA Mar g ins . . . Drives Low Cash Cost Position… Through - the - Cycle Capacity Utilization (%) (1) 91% 85% 92% 92% 67% 94% 202 1 C as h C o s t C u r v e – H o t R oll e d C oi l ( BO F / E A F ) $0 $ 4 00 $ 2 00 $ 6 00 $/t o n $800 100% 0% Through - the - Cycle EBI T DA M a r g in (% ) (1) N.A. EAF Producers N . A . B l as t Furna c e Produc e rs Lowe st c o s t qua rt i le Algo m a 25% 50% 75% Cumulative North American Production (%)

14 Source: Company information. Note: FYE 31 March. All figures shown in US$ and converted from CAD to USD at a 1.26 FX rate. (1) CapEx shown net of government funding support via existing government loans. $35 $25 $44 $245 $150 ($ 3 8) $460 T h r ou g h - t h e - Cycle Adj. EBITDA (FY'18 - FY'20) Cost LMF S a v ing I n v e s t m e n t Initiatives Plate M o d er n iza t ion Investment EAF Investment I n c r e a s e d Profit Sharing Through - the - Cycle EBITDA Potential Adj. EBITDA / ton: ~$104 / ton EAF and Other Improvements Anticipated to Meaningfully Increase EBITDA Generation Through - the - Cycle EAF Investment Expected to Enhance Cost Flexibility and Smooth Futu r e E a r nin g s w ith majo r ity of benefit realized by CY2024 Through - the - Cycle (FY’18 – FY’20) Shipments: ~2.4 million tons Roadmap to Long - Term Upside The Proposed EAF and Other High - Return Strategic Initiatives Can Meaningfully Enhance Algoma’s Profitability… • Eliminate bottlenecks and optimize capacity in the hot end • Boost rolling mill capacity utilization • Enhance value - add grades and processing capabilities for sheet and plate (US$mm) Description A nnuali ze d Benefit CapEx (1) Schedule Cost Sa v ing Initiatives O ngoing c o st - c utting initiatives 200+ projects identified 3 rd party hired to review operational efficiency ~$44 -- 2020: ~60% 2021: 100% LMF No. 2 Co m pleted new 2.1 m m ton ladle metallurgy furnace in February 2021 Unlocked 100k tons of additional capacity Adds more advanced grades of steel to product mix ~$25 ~$35 Fe b - 2021 Plate Mill M oderni z ation Overhaul and optimize plate mill to improve reliability and quality Additional plate capacity of up to 350kt New grades capability unlocks new end markets ~$35 ~$70 ($63 remaining) Q ualit y : Oct - 2021 Volu m e: Oct - 2022 Completed Ongoing Pending • Provide advanced environmentally - friendly steels to ESG - sensitive market sectors • Algoma is an excellent platform for M&A, with focus on opportunities to enhance EAF strategy

15 Source: Company information. Note: FYE 31 March. All figures shown in US$, projected figures converted from CAD to USD at a 1 .26 FX rate and historical figures converted at average exchange rate over the period. $900 - $1,700/ton HRC assumes scrap benchmark at 42% of HRC – current scrap pricing is ~35% of HRC. (1) FY2018 – FY2020. (2) Inclusive of $17 million Algoma cash as of March 31, 2021, $236 million Legato cash as of January 25, 2021 assuming no redemptions and $100 million PIPE investment, net of $30 million in fees and expenses. Includes impact of earnout shares; refer to page 36 for additional details. (3) Includes anticipated $616 million cash flows from March 31, 2021 to December 31, 2021, exclusive of EAF Capital Expenditure and exclusive of working capital investments related to year - end inventory build - up. (4) As of July 2, 2021. Historic a l Throug h - the - Cycle Adj. EBITDA (1) $1,463 $1,150 $836 $460 $245 $ 1 ,7 7 7 $ 2 ,0 9 2 $685 $900 $ 1 , 1 0 0 $ 1 , 3 0 0 $ 1 , 5 0 0 $ 1 , 7 0 0 HRC Price (US$/ton) Potential Long - term EBITDA Generation $685 (avg. FY18 - FY20) … with the Benefit Improving Algoma’s Performance Throughout the Steel Price Cycle TEV (As of 3/31/21) / E BI T DA ($ 1 ,7 0 6) (2) 6.7x Ave rag e H R C forward price ~$1,700/ton through November 2021 (4) 3.7x 2.0x 1.5x 1.2x 1.0x 0.8x 2.4x 0.6x 1.3x 0.9x 0.7x Expected TEV (as of 12/31/21) / E BI T DA ($ 1 ,0 9 0 ) (3) 4.3x 0.5x ( US $ mill i ons , un l es s o t he rwi s e no t ed )

16 Source: Company information. Note: All years refer to calendar year unless otherwise specified. Expected environmental benefi ts from the EAF are based on projected estimates for Algoma, using published data sources for similar technologies. (1) Based on current production versus forecasted production of 3.0mm tons of steel shipments produced under full EAF configurati on. EAF Transition Would Materially Improve Algoma’s Environmental Footprint… Environmental Strategy • EAF production would unlock significant environmental benefits – EAF steelmaking generates substantially less CO2 and other air pollutants compared to Blast Furnace producers • 3.0mm metric tonnes anticipated reduction (~70%) of carbon GHG emissions (1) representing: x 11% of the Canadian Federal 2030 Paris Agreement target x 100% of the provincial 2030 target x 75% reduction in emissions per net ton x Algoma expected to become the greenest producer of steel in Canada x Improves competitiveness for government spending programs where ESG is a criteria x Improves profile with select customers who are similarly ESG focused x Improves employee engagement x Reduction of greenhouse gas emissions may provide for lower annual repayment on the SIF loan Improving Algoma’s Environmental Profile Provides Long - Term Advantages Reduction (1) % Reduction GHG Emissions CO2 3.0mm tonnes 70% CO2/NT production 1.33 tonnes 75% SOx emissions 4,060 tonnes 82% NOx emissions 1,604 tonnes 52% Stack and Fugitive Emissions Complete elimination of Stack and Fugitive Emissions 100%

17 Source: Algoma Management, Canadian Output - Based Pricing System Regulations. (1) Emissions calculated based on historical emissions Intensities and planned steel production levels. (2) Carbon Pricing Mechanics are not established beyond 2022. Assumes carbon price increases from C$40/tonne to C$170/tonne by 2030 based on proposal by the Canadian Government for escalating carbon prices. (3) Analysis assumes equal steel production across cases for comparability, under a status quo scenario without the EAF investment – actual production would be lower. … and Can Provide for Material Carbon Tax Savings Expected Benefit of EAF Emissions Reduction (1) • Today Algoma is subject a price on carbon based on Canada’s Federal Output Based Pricing System (OBPS) – Annual facility emissions limit (in tonnes of CO 2 e) for Algoma are 95% of the national, production - weighted average emissions intensity for Integrated producers – Algoma must pay on its emissions in excess of the 95% limit • Based on this structure, Algoma management expects to pay taxes on ~5% of carbon emissions – In CY2021E with expected 2.5mm tons of steel production, emission levels equate carbon tax payments on ~215k tonnes of emissions – Following the EAF transformation, emissions would be reduced by ~3.0mm tonnes of CO 2 despite shipments increasing to an estimated 3.1mm tons • Maintaining that same 5% payment, this would require payment on only ~65k tonnes of CO 2 emissions • The cost of CO 2 emissions in Canada is currently C$40/tonne (US$32/tonne) • While carbon pricing mechanics have not been officially established beyond 2022, the Canadian government has proposed raising them to C$170/tonne (US$137/tonne) by 2030 Substantive contribution to Canada’s obligation under the Paris climate accord Algoma expected to become national leader in green flat rolled steel $0 $7 $14 $21 $28 $35 $42 0 . 0 1 . 0 2 . 0 3 . 0 4 . 0 5 . 0 6 . 0 CY' 2 1E FY '2 2 E FY '2 3 E FY '2 4 E FY '2 5 E FY '2 6 E EAF Timing Assumed Steel Production (3) (mm tons) TBD 2.5 2.5 2.6 2.6 2.9 3.0 3.1 Status Quo (BF/BOF) Emissions Status Quo (BF/BOF) Tax EAF Transformation Emissions EAF Transformation Tax CO 2 e m i s sio n s (mm tonnes) Estimated Carbo n Ta x (2) (US$ mm) Total Savings FY’24 - ’26: $20mm E st im ate d R u n - Rat e E A F S av ings (annual): ~$27mm

A l go m a 18 Strategically Located on the Great Lakes in Close Proximity to Customers and Suppliers Sou rce: Co m pan y Info r m at i o n . Located on Lake Superior with access to barge, rail and road transportation, including an on - sitedeep - water port, Algoma has several options that allow for cost - effective transportationlogistics ▪ Located close to key steel consuming regions of the U.S. - Midwest and Northeast and Canada - Southern Ontario ▪ ~ 70 % of customers located within a 500 - mile radius of Algoma, including an established local service center customer base ▪ On - site deep - water port facilitating access to low - cost transportation across Lake Superior ▪ Access to well - established rail links and multiple forms of transportation which allows it to negotiate competitive rates Tilden Cli ff s ( 10 0%) Minorca C l e v e l an d - Cliffs R a i l N e t w o r k Toronto D e t r oi t Chicago U .S . C a n a da S a u l t S t e . Marie Hu r o n Superior United Taconite Cl e v e l an d - Cliffs Hibbing Cleveland - Cli ff s ( 85 . 3% ) US Steel (14.7%) Keetac US Steel Mesabi M e t a lli c s M i nn t a c U S S t ee l N o r t h s ho r e Cleveland - Cliffs Algoma I r o n O re M i ne s P o r t s – I r o n O re Large Industrial Cities (scrap sources) G e og r a ph i c p r o x i m i t y to significant scrap trade flows including prime scrap Attractive Access to Key Suppliers and Customers Across The Great Lakes North American EAF’s are Concentrated in Midwest and Southern US, providing Algoma Competitive Access to Scrap from the Great Lakes Industrial Region Calvert, AL Fairfield, AL Sin ton , T X Hic k m an , AR BRS – Osceola, AR Crawfordsville, IN Columbus, MS Butler, IN Delta, OH Mingo Junction, OH Gallatin, KY Berkeley, SC Decatur, AL Brandenburg, KY New flat - rolled EAFs being built or ramping up production Other flat - rolled EAFs mills Hamilton (ON) - Dofasco

19 Strong Steel Market Fundamentals Source: SteelBenchmarker, CME Group, Fastmarkets. Note: Market data as of July 2, 2021. All years refer to calendar year unless otherwise specified. Historical Hot Rolled Coil Prices (US$/ton) $2,000 $1,800 $1,600 $1,400 $1,200 $1,000 $800 $600 $400 $200 $0 2016 2017 Historical Hot Rolled Plate Prices (US$/ton) 2 0 18 2 0 19 2 0 20 2 0 21 $1,500 $1,250 $1,000 $750 $500 $250 $0 2 0 16 2 0 17 2 0 18 2 0 19 2 0 20 2 0 21 $1,810 $1,481 North American HRC and Plate prices are at all - time highs driven by increased demand for construction, automotive and other end markets

20 Strong Steel Market Fundamentals (cont’d) Note: EBITDA and $/ton figures shown in US$, figures converted from CAD to USD at a 1.26 FX rate. (1) Represents percentage of a trailing 7 - year average HRC CRU (USA Midwest Domestic HR Coil) Index, lagged one month. (2) Represents percentage of a 7 trailing 7 - year average AS Rolled CRU Index, lagged one month. Robust CY 2021P Performance Expected Current High Prices Benefit Future Contracted Volumes CY2021P Spot 35% Cont rac t 65% C on tr ac t i n g / P ri c e M echan i c s • Contracts are volume commitments with CRU index prices on a one - and three - month lag basis with some fixed price contracts – Lag pricing is based on backwards looking CRU price at time of delivery, therefore strong prices today benefits future volumes • Algoma pricing has a strong correlation to the Index on a lagging basis (sheet pricing at ~95 - 100% of HRC CRU (1) and plate at 110 - 120% of HRC CRU) (2) • Algoma begins contracting out 12 months in advance on a rolling basis, quarter - by - quarter 2,101 2,458 $963 $522 Shipments (kt) Avg. Realized Price / Ton ($/t) $30 38.1% 2.8% Pr of i t a b ili t y CY 2021P $901 E B I T D A ( $ m m) E B I T D A Ma rg in (%) S h i pm e nt s a n d Pr ici n g CY 2020A C u rr en t D y na mi c s • Algoma has already locked in highly attractive sales prices through September 2021 and is expecting a very strong CY2021 as a result • Already in discussions around booking Q4 volumes • Typically, tons are pre - sold on a 6 - week lead time, but current market is demanding +12 - week lead times A v e rag e H R C Price ($/t) $574 $1,224

Operations Summary and Potential EAF Transformation

22 Sou rce: Co m pan y i n for m a t i on . Not e : C u rr en t A l go m a S te el p r o cess f l ow conf i g u r at i o n . (1) Represents percentage of a trailing 7 - year average HRC CRU (USA Midwest Domestic HR Coil) Index, lagged one month. (2) Represents percentage of a 7 trailing 7 - year average AS Rolled CRU Index, lagged one month. Algoma’s Flexible, Low - Cost Operations Facilitates Optimization Across High Value Products Recent and Ongoing Initiatives 1 1. Addition of Ladle Metallurgy Furnace #2 (LMF #2): eliminated the bottleneck between steelmaking and casting facilities, enhances grades – Completed (Feb - 2021) 2 2. DSPC upgrade: volume capacity has been increased to 2,300k tons from 2,100k tons with new grades capabilities – Completed 3 3. Plate Mill modernization: volume capacity will be raised to 700k tons from ~350k tons with new grades capabilities – Stage 1 / 2 anticipated to be completed in October 2021 (Quality) / October 2022 (Volume) x Algoma produces a wide variety of products to serve diverse end - markets x Algoma is the only plate producer in Canada with current capacity of 350 - 400kt and anticipated capacity of 700kt per year once debottlenecking initiatives are completed x Algoma is the only integrated steel producer to operating a DSPC line, which provides a $30 - $40/t competitive advantage x DSPC positions the mill to seamlessly execute installation of EAF mills • Hot Rolled Coil • Cold Rolled Close Anneal • Hot Rolled Pickled & Oiled • Hot Rolled P ro c e ss e d • Hot Rolled Processed & Hot Rolled Cut - to - Length • Hot Rolled Coil • Abrasion Resistant Plate • As Q uen c he d Plate • Quench & Te m pere d Plate • Normalized Plate 200kt) ( T e m per ing He a t Treat: 120kt) 166” Plate Mill (700kt) 3 Slab Caster (2,000kt) (460kt) 106” Strip Mill (2,300kt) LMF#1 (Liquid Steel) (2 , 100 kt) Basic Oxygen Furnace (L iq u id St ee l) (3,700kt) LMF#2 (Liquid Steel) (2,100kt) # 7 Bas ic Furna c e (2,800kt) Iron Ore Coke O ve ns (900 kt) C oal # 6 Bas ic Furnace (Idle) (900kt) Plate Fini s hing (Quench Heat Treat: Finishing (temper, recoiling trimming, cut - to length) C old Mill (3,700kt) 2 1 Entire System can be Replaced by proposed EAFs Dir ec t S t rip Production Complex (upgraded) BF6 provides Algoma flexibility to ma n a g e a n y f u t u r e r e - li n es f o r BF 7 Potential restart of BF6 could be achieved in ~6 months for ~$60mm Algoma’s current capacity is 350 - 400kt and should reach +700kt once plate mill i n vestme n t i s c o m p l eted Plate (2) 110 - 120% Sheet (1) 95 - 100% 2 EAFs (Liquid Steel) % NSR of CRU Index

23 Source: Company information. Note: CapEx and cost savings shown in US$, projected figures converted from CAD to USD at a 1.26 FX rate. (1) Government financing is subject to negotiation and execution of definitive documentation. (2) Based on 2.6 million tons of shipments (100% full capacity), $68/ton reduction from CY2021 to expected shipments pro forma for the proposed EAF (driven by fixed cost absorption). Proposed EAF Investment in Algoma Summary of Investment To t al Bu dg e t ed Cap i t a l Cost • ~$500 million of total CapEx to construct and install Dual EAF mills, comprising: – ~$425 million of EAF installation (~$200 million for building & labor and ~$225 million for EAF equipment) – ~$30 million for internal cogeneration upgrade and electrical infrastructure – ~$45 million for contingencies • Up to C$420 million (US$333 million) of funding for the EAF expected to be provided by the Canadian Government through the SIF and CIB loans (1) • The EAF would be built adjacent to current steel shop and can utilize existing facilities – thereby reducing capital expenditure requirements of the build Anticipated Timeline • Anticipating a 30 - month construction timeline for the EAF between permitting and commissioning • The rollout of the EAF strategy would occur in phases that are determined by availability of electricity: – Phase I (Interim / Alternating Hybrid Mode): Initially, the EAF would operate one furnace at a time using on - site cogeneration facility, LSP and local 230kV transmission upgrade – Phase II (Long - Term / Full Grid Power): after the completion of a power upgrade, the EAF would operate both furnaces simultaneously Expected Capacity • Liquid steel capacity expected to increase from the 2.8mm tons of current capacity to 3.3mm tons in “Alternating Hybrid Mode” and 3.7mm tons in “Full Grid Power Mode” Expected Benefits • ~$46/ton (2) reduction in costs of manufacturing (excluding raw materials) or $120 million of total savings • ~$10/ton reduction in sustaining CapEx (~$30 million historical BF/BOF sustaining CapEx to ~$11 million EAF sustaining CapEx) • Increased productivity: reaching ~2,000 tons of shipments per employee vs. ~900 tons per employee for CY2021P Expected CO2 Em i ss i on Reduc t i on • Reduction of ~3.0mm tonnes once EAF is fully ramped (equivalent to a coal fired power plant) • 75% reduction of CO2 per net ton of production – CY2021P: 1.72 tonnes of CO2/NT of production – Phase II: 0.42 tonnes of CO2/NT of production • Meaningful economic benefits through reduction of carbon taxes

24 Proposed EAF Investment in Algoma (cont’d) Key Anticipated Benefits for Algoma x Adds 900kt of incremental liquid steel capacity, or ~700kt of finished steel capacity x Improves operational flexibility and value - added product mix x Drives variable cost structure that is more correlated to market pricing drivers, more scalable to market conditions and less likely to experience outages x Enhanced ESG profile – greatly reduces CO2 emissions and other pollutants to position Algoma as one of the “greenest” flat rolled steel company in Ca n ada and North A m er i ca x Lower run - rate sustaining capital expenditure expected to drive higher free cash flow conversion x Dual EAF operation eliminates key vulnerabilities associated with operating a single blast furnace, such as maintaining a secure and competitively priced iron ore supply and potential unplanned outages Algoma is Well - Prepared to Integrate the Proposed EAFs • Algoma intends to contract with technology suppliers and engineering management consultants who have been active in constructing new EAFs in the United States • Algoma currently has internal capabilities in constructing and operating EAF furnaces • The Company’s current operations should not be disrupted during the construction period, as the area of installation does not overlap with our existing steelmaking footprint • Given lack of environmental liabilities, the BF and BOF can be left intact, allowing decommissioning / demolition to be completed opportunistically

25 Source: Company Information, U.S. EIA. Algoma has a Well Developed Plan to Source Key Raw Materials Phase I (Interim) Phase II (Long - Term – Timing TBD) Electricity Operating the dual EAFs in an alternating mode supplemented by BF#7 Internal power generation covers power requirements and is approved by relevant government agencies Affordable and reliable power supply supported by: • On - site cogeneration (70MW capacity using off - gasses produced by the BF) • LSP (~110MW capacity - natural gas plant owned and operated by Algoma) • Local 230kV tie line Dual - EAFs operating simultaneously with full power Working on various potential technical solutions to supply full power requirements of the dual EAF Expectation for pricing construct that is consistent with or favorable to U.S. EAF producers Scrap Prime grade metallics will continue to be sourced from BF#7 Scrap is readily available in Great Lakes region with specific grades suitable for Algoma to utilize in its product mix Working on long - term contracts to source prime scrap from Lake region • ~1.4mm tons of prime scrap produced in Canada is exported to the US Range of scrap quality available in marketplace and plate mill can accept lower quality HBI / DRI / Pig Iron BF will continue to operate and provide hot metal, so this is not required Potentially source fixed offtake agreements from US producers (including Algoma’s existing iron ore suppliers) Ready access to potential supply via the Great Lakes

Financial Overview

27 Note: All figures shown in US$, projected figures converted from CAD to USD at a 1.26 FX rate and FY2021A figures converted at average FX rate of 1.32. (1) Historical prices based on period average. Projections based on contract book and CRU projections / Future curve for HRC. (2) $16 million of the $44 million cost savings initiative already achieved in FY 2021. Strong Steel Market and Strategic and Cost - Cutting Initiatives Expected to Strengthen Algoma’s Performance FY2021A to CY2021P EBITDA Bridge (US$ millions) $151 $28 ~$25 $62 $710 ($75 ) $901 FY2021A EBITDA (ending 3/31/21) Incremental Cost Savings (achieved CY2021) LMF2 B e n e f i ts Volume Increase Pricing / Raw Material Spread I n c re a s e d P r o f i t Sharing CY2021P EBITDA (ending 12/31/21) K tons S hipp e d HRC Price (1) EBITDA / ton Potential for further improvement upon realization of Plate Mill Modernization (~$35 million) and EAF development (~$150 million) (2) $367 2,458 $71 2,102 $679 $ 1 ,2 2 4

28 (1) Represents calendar year ending December 31, 2021. (2) Represents percentage of a trailing 7 - year average HRC CRU (USA Midwest Domestic HR Coil) Index, lagged one month. (3) Represents percentage of a 7 trailing 7 - year average AS Rolled CRU Index, lagged one month. Historical and Projected Steel Shipments by Product S h i pm e nt s ( k t ) A lgoma Capac ity A dditions • EAF investment would provide +900kt of incremental liquid steel production, or 700kt of finished products • Plate Mill Optimization – completed by October 2022 – provides 700kt of plate capacity (350kt incremental capacity) • LMF2 completed in February 2021 unlocks ~100kt of DSPC capacity Commentary • CY2021P and FY2022P reflect recovery to pre - COVID demand levels • Algoma plans to gain market share in plate within the Canadian market based on its positioning: Algoma is sole producer in Canada and Canada is net importer of 400 - 600kt of plate annually • Ability to capture incremental sheet sales based on: ▪ Strong infrastructure spending ▪ Developing regional customer demand ▪ DSPC’s attractive cost position relative to other NA producers 2,001 2 , 07 7 1,988 1,792 2,136 2,151 2,041 2,043 2,238 2,339 2,441 304 358 317 309 612 694 694 2,305 2,435 2,305 2,102 2,458 2,502 2,568 322 351 526 595 2,637 2,850 3,033 3,135 F Y ' 1 8A F Y ' 1 9A F Y ' 2 0A F Y ' 2 1A F Y ' 2 3P F Y ' 2 4P F Y ' 2 5P F Y ' 2 6 P + Timing TBD FY'22P S h e e t P l a t e C Y '21P (1) EAF Commissioning in FY2024 Run - rate BF / EAF (EAF Phase I) EA F O n l y ( P h a se II) Pricing • Sheet historically prices at 95 - 100% of HRC CRU (2) • Plate at 110 - 120% of HRC CRU (3)

29 Note: All figures in US$ unless noted and converted at CAD to USD FX rate of 1.26. (1) For financial reporting purposes, profit sharing is included within CoGS. In the financial models presented in this presentat ion, it has been held separately for comparability purposes. (2) Algoma removes the costs associated with the Carbon Tax Act from EBITDA so that the Company’s results may be compared with the results of its competitors in jurisdictions not subject to the Carbon Tax Act. Overview of Select Cost Items Key BF / BOF Inputs Ir o n O re ~ 1 . 6 tons of ore per ton of steel shipments Long - term supply contracts with US Steel and Cliffs (through 2024 ; price tied to iron ore and steel indexes with inflation factor) Met Coal ~0.4 tons of coal per ton of steel shipments Enter into 1 year coal contracts with U.S. - based metallurgical coal suppliers and receive coal via barge by Great Lakes Scrap Sourced from customers/nearby suppliers Others BF inputs / costs (e.g. de - sulphur) BOF utility charges (e.g. gases – oxygen, nitrogen, argon) Key EAF Inputs Scrap & HBI/Pig Iron/DRI ~1.1 tons of purchased scrap and other metallics per ton of steel shipments Typically, scrap pricing is highly correlated to steel prices within range of 40 - 45% (however in current market, scrap is priced at ~35%) Other Additives (Alloy, lime, etc.) EAF consumables / cost (electrodes, dust, carbon charge) Significantly simplified raw material inputs Raw Material Inputs Additional Items Profit Sharing (1) Profit sharing with employees under the existing CBA agreement; tiered structure up to 10% of operating income as defined under the contract (EBITDA less adjustment for CapEx and other items) Carbon Taxes (2) Assumes 95% allowance structure (taxed on 5% of carbon emissions) with carbon pricing escalating from C$40/tonne currently to C$170/tonne by CY2030; a long - term carbon tax regime is being developed by the Canadian government The proposed EAF transformation would limit Algoma’s emissions and significantly reduce exposure to this tax OPEB ~$6 million in annual cash payments in excess of current service costs ($10 million total payments and $4 million included in costs) FX Algoma reports in CAD, but USD is Algoma’s functional currency – 100% of sales are USD denominated or linked and ~70% of costs are USD - linked Majority of debt is in USD, with exception of long - dated, low - cost financing provided by federal and provincial government

30 Source: Company financials. Note: Historical figures converted from CAD to USD using the average foreign exchange rate for the relevant period. Exchange rates are 1.28 for FY2018, 1.31 for FY2019, 1.33 for FY2020 and 1.32 for FY2021. (1) Represents calendar year ending December 31, 2021. Historical and Projected Fixed Costs Conversion Costs ($ millions) $245 $244 $211 $213 $216 $202 $207 $175 $176 $144 $118 $117 $94 $123 $120 $90 $86 $92 $92 $73 $49 $45 $44 $50 $47 $46 $45 $45 $45 $46 $412 $406 $350 $386 $383 $338 $338 $312 $314 $263 EAF Phase II (T i m i ng TB D ) Fixed CM&S S G & A FY 2019A FY 2020A FY 2021A CY 2021P (1) FY 2022P FY 2023P FY 2024P FY 2025P FY 2026P Manufacturing & Service Labour • Benefits of recent cost cutting initiatives are beginning to be realized • DSPC, cost cutting initiatives and proposed EAF transformation are driving lower costs on an absolute basis • Incremental volumes from the proposed EAF and de - bottlenecking from LMF and plate mill modernization are expected to increase steel volumes - reducing fixed costs per ton and boosting free cash flow generation $84 $169 $176 $165 $157 $153 $132 $128 $109 $104 2,43 5 2,30 5 2,10 2 2,45 8 2,50 2 2,56 8 2,63 7 2,85 0 3,03 3 3,135 V o l um e (kt) $ / ton

31 Note: Figures are illustrative and shown in US$, converted from CAD to USD at a 1.26 FX rate. (1) Illustrative metal margin is calculated as Net Sales Realization minus raw material costs. (2) Fixed Costs include Labor, property taxes, certain Consumables & Repairs, SG&A. (3) Includes outside processing, variable consumables, profit sharing and other expenses. (4) Based on pro forma enterprise value of $1,706mm including contingent consideration shares. Refer to page 4 for additional details. (5) Sustaining CapEx of $33mm reflects long - term expectation of sustaining CapEx for the EAF and downstream finishing lines. (6) See page 7 for details on peer multiples. (7) As of July 2, 2021. Current price environment is based on average future contract through January 2022 per CME. Strong Medium - Term Earnings Potential (based on CY2022P for Illustrative Purposes) FY2018 - FY2020 Avg. HRC Price Cur r e nt Pric e En v iron m e n t (7) Assumed HRC Price (US$/ton) $685 $700 $900 +$1,2 $1,100 50/ton (7) $1,300 $1,500 +$1,700 CY2022P Sales Volume (mm ton) 2.6 2.6 2.6 2.6 2.6 2.6 2.6 M e t a l M ar gin ( $/ ton) (1) $375 $390 $581 $780 $979 $1,173 $1,366 Illustrative Spread over Raw Materials ($ mm) $969 $1,008 $1,503 $2,017 $2,531 $3,034 $3,532 ( - ) Fixed Costs and SG&A ($ mm) (2) $344 $344 $344 $344 $344 $344 $344 ( - ) Energy and Utility Costs ($ mm) $111 $111 $111 $111 $111 $111 $111 ( - ) Other ($ mm) (3) $140 $144 $187 $232 $276 $320 $364 CY2022P EBITDA ($ mm) $374 $409 $861 $1,330 $1,799 $2,258 $2,713 Implied Multiple (TEV / CY’22P EBITDA) (4) 4.6x 4.2x 2.0x 1.3x 0.9x 0.8x 0.6x Broker expectations for 2022 HRC range from $650/ton to $1,000/ton, with average of ~$781/ton (peer average multiple of 6.3x (6) ) CY2022 Avg. Steel Futures Price: (US$ millions, un l es s o t he rwi s e no t ed )

32 Note: FYE March 31. Historical figures converted at average exchange rate over the period. Projections converted from CAD to USD at a 1.26 FX rate. Projected Capital Expenditure Summary (US$ millions, except per ton figures) Projected Capital Expenditure Breakdown to Support Proposed EAF Transformation Commentary • Major one - time capital expenditures of ~$500 million from FY2022P – FY2024P related to EAF investment ▪ Largest one - time capital outlay in FY2023P in order to start dual - alternating EAFs in FY2024P ▪ Final $26 million in one - time CapEx to complete final and complete transformation to EAF (initially targeted for FY2029P, but timing to be determined) • $67 million for Plate Mill modernization from FY2022P – FY2024P • Maintenance CapEx is comprised of downstream sustaining, sustaining primary and EAF sustaining • EAF investment expected to lower average annual maintenance CapEx after implementation in FY2025P $ Ca p E x / ton 18 22 23 28 21 21 28 19 19 $21 $23 $10 $15 $5 $4 $3 $11 $11 $11 $11 $32 $31 $5 $4 $4 $4 $3 $3 $3 $3 $3 $3 $49 $26 $57 $85 $54 $2 3 $3 7 $2 6 $9 4 $14 6 $3 9 $2 0 $1 3 $1 3 $1 5 $1 9 $11 $375 $223 $296 $148 $102 $57 $40 $11 $39 $11 $45 $11 $59 $33 FY2 0 21 E FY2019A FY2020A FY2022P Downstream Sustaining BF/BOF Sustaining FY2023P FY2024P FY2025P FY2026P FY2027P FY2028P EAF Sustaining Plate Modernization and Other Growth Environmental FY2029P FY2030P EAF Development F Y 2021 A

33 Source: Company information. Note: All figures converted from CAD to USD at a 1.26 FX rate as of March 31, 2021. (1) $362.3 million expire in 2038, $113.1 million expire in 2039 and $86.7 million expire in 2040. Significant Tax Attributes Tax Attributes as of March 31, 2021 (US$ millions) • As of March 31, 2021, Algoma has non - capital tax losses available of $447 million, which can potentially be used to reduce cash taxes paid • Long - dated tax assets with no expirations before 2038 (1) Owing to strong steel markets and strong EBITDA generation, Algoma expected to utilize a portion of its tax assets in CY2021 The proposed EAF investment would further reduce Algoma’s tax burden through accelerated depreciation $447 $ 1 12 Non - Capital Losses Available Tax Savings Potential 25% Canada Tax Rate

Supplemental Materials

Numerous Near - and Medium - Term Catalysts • Highly Attractive Steel Market: Steel prices at all - time highs, with HRC reaching +$1,500/ton. Market is supported by demand from infrastructure, automotive and construction end markets with expectation for continued strength • Expected to generate $901mm (3) of EBITDA in CY2021P • Cost Cutting: Cost cutting initiatives launched in 2020 expected to deliver $44mm of annual savings through CY2021 • LMF2 Facility: Completed Feb - 2021, provides $25mm of additional EBITDA by delivering 100kt of new capacity and enhances steel grades • Plate Mill Modernization: $35mm of EBITDA by 2022 via 350kt of incremental high - quality plate capacity T ran s formatio n al EAF Investment Achieves ESG Goals 35 Algoma Is an Ideal Opportunity for Legato Note: All figures shown in US$, projected figures converted from CAD to USD at a 1.26 FX rate and historical figures converted at average exchange rate over the period. (1) TEV includes 37.5 million earnout shares. Refer to pages 4 and 36 for additional details. (2) Peer group represents North American integrated steel producers: Cleveland - Cliffs, United States Steel and Stelco. Refer to page 7 for further details. (3) Based on budgeted model based on forward and CRU pricing. • The proposed $500 million EAF investment is a transformational opportunity for Algoma, which would position the Company as the only publicly traded mini mill producer in Canada • Expected to improve EBITDA by ~$150mm per year (EAF would ramp - up in 2024 – delivering the majority of this benefit within the 1st year) • Potential to enhance Algoma’s capacity to +3mm tons per year, and provide the ability to pursue higher value - add product mix with a more flexible operating footprint • Transitions key raw material from volatile iron ore and metallurgical coal prices to scrap, which is currently readily available in the region • Canadian Government financing provides support for the deal and is expected to de - risk the funding of the potential investment • Substantially reduces carbon emissions (~70% reduction – equivalent to decommissioning a coal power plant), allowing Algoma to become one of the greenest producers of steel in North America Leading North American Steel Producer • Leading Canadian flat - rolled steel producer, producing ~2.4mm tpa of hot rolled coil and plate steel for Canadian and U.S. markets • 3 rd largest producer of steel in Canada and the sole Canadian producer of plate products • One of the lowest - cost steel producers in North America; $245mm EBITDA on avg. from FY’18 - ’20 with industry leading margin profile • Benefits from advantaged geographic position, modern equipment, high quality product mix and stable blue - chip customers • Highly experienced management team that has successfully managed through all market environments and optimized the business A ttract i v e V aluat i on • Algoma valued at 1.9x TEV (1) / CY’21P EBITDA, which represents an attractive entry point relative to Algoma’s peers that currently trade at 3.4x (2) • Well capitalized balance sheet and tax assets position Algoma to generate meaningful cash flow • EAF transformation could provide catalyst for valuation uplift – EAF producers historically trade at a 1.0x premium to BF producers

36 (1) Subject to the Volume Weighted Average Price (“VWAP”) of common stock exceeding the share price target for 20 consecutive trading days during the period beginning with Closing and ending with the five - year anniversary of the Closing. (2) Shares issued for EBITDA performance are not “cliff” targets, Algoma shareholders to receive a percentage of shares based on a linear interpolation of actual EBITDA performance between the next lower EBITDA target (for $750 million EBITDA target, the next lowest being $674 million) and the earnout target for each bucket. Algoma Shareholder Contingent Consideration Aligns Incentives with Public Shareholders Size (Shares) Structure Rationale Earnings Ba s ed Incentive 15mm 100% if C Y 2021 EBI T DA t a r g et of $674 million is reached Compensates Algoma shareholders for delivering upon stated earnings targets in CY2021 33% @ $12.00/share (1) or CY2021 EBI T DA of $750 m i l l i o n (2) Pro v id e s Al g o m a shareh o l de rs w ith Incremental Earnings/Share Price Based Incentive compensation for outperformance of earnings targets in CY2021 Al i g ns Al g o m a shareh o ld e rs and 22.5mm 33% @ $15.00/share (1) or CY2021 EBI T DA of $825 m i l l i o n (2) Public shareholder for the long - term 33% @ $18.00/share (1) or CY2021 upside and delivery of key initiatives EBI T DA of $900 m i l l i o n (2) Algoma and Legato have structured a transaction with an upfront consideration plus two earnout incentives that demonstrates strong conviction in the business and aligns current and prospective shareholders in the long - term Algoma’s existing shareholders (including Bain, GoldenTree, Barclays and Marathon) will roll 100% of their shares into the PF Algoma • Based on current expectations, Algoma would achieve 100% of the earnout in CY2021 and existing shareholders receive 37.5mm shares incremental to the 75.0mm shares of upfront consideration

37 Note: All figures shown in US$. (1) Subject to the Volume Weighted Average Price (“VWAP”) of common stock exceeding the share price target for 20 consecutive trading days during the period beginning with Closing and ending with the five - year anniversary of the Closing. Algoma Shareholder Earnout Structure Explained Shares Issued to Algoma at Various CY2021 EBITDA Realizations 112 .5 112 .5 105 97 .5 90 75 60 70 80 90 1 00 1 10 1 20 $ 9 5 0 $ 9 0 0 $825 $750 CY 2 0 21 EBI T DA ($mm ) $ 6 7 4 $ 6 5 0 # of Shares Issued (mm) If EBITDA target not met, shares earned when share price reached $18.00/share (1) If EBITDA target not met, shares earned when share price reached $15.00/share (1) If EBITDA target not met, shares earned when share price reached $12.00/share (1) If EBITDA target of $674mm is not met, the 15mm associated earnout shares will never be issued Base Case Assumption that 100% of Earnout will be Achieved based on $901mm of CY2021P EBITDA Initial Earnout of 15mm shares at EBITDA of $674 million

38 (1) Anticipated dates of the stockholder vote and the close of the transaction are estimates and subject to change. Legato / Algoma SPAC Indicative Timetable and Structural Considerations Key Dates (1) Event June 21 Analyst Day Presentation July 7 Date of Filing of Preliminary Proxy Statement/Prospectus Week of September 27 Anticipated Date of Stockholder Vote Weeks of September 27 / October 4th Anticipated Date of Close LEGATO / ALGOMA INDICATIVE TIMETABLE Commentary / Key Events: In connection with the transaction, Legato public shareholders have the right to have their shares redeemed for cash at ~$10.00 per share. Alternatively, they may remain shareholders in the combined entity. Legato public shareholders must make this election no later than two business days prior to the shareholder vote Key condition for closing is amount of cash available to complete deal Upon a merger Algoma will be the surviving entity with Legato becoming a wholly - owned subsidiary of Algoma Algoma will be conducting both Canadian and U.S. investor marketing and is anticipated to have a TSX listing concurrent with the merger Algoma will also maintain a US listing on the NASDAQ exchange

39 Source: Company information. Algoma Remains Committed to Sustainable Corporate Citizenship Environment Community Involvement • Algoma has a demonstrated commitment to environmental protection and is ISO 14401 certified • Published a Health, Safety and Environment Policy with a focus on continuous improvement • As the largest employer in Sault Ste. Marie, Algoma Steel is an active responsible stakeholder and is actively involved in advancing and preserving the quality of life in the community • Long history of charitable giving and corporate partnerships – 50 - year partnership with United Way as a founder and leading corporate sponsor – Member of Sault Ste Marie Chamber of Commerce • In addition, Algoma sponsors several scholarships, which are primarily intended for children of Algoma’s past and present employees – Northern Ontario School of Medicine – Sault College: Algoma Award of Excellence – Algoma University: Algoma Student Assistance Award 5 Key Areas of Commitment to the Environment Air • Algoma has achieved a 65% reduction in particulate emissions since 2002 • Currently focus on cokemaking emissions Energy • Demonstrated partner in Canada’s commitment to the global reduction of CO2 emissions with an overall reduction of 54% in energy intensity per ton of steel since 1993 Waste • Steel is the most recycled material in the world and doesn’t lose quality through the recycling process • Every steelmaking heat at Algoma contains scrap steel which is recycled through manufacturing for new end - use applications • Algoma recycles or reuses 80%+ of waste materials from operations Water • Treated process water meets or exceeds requirements set out by the Ontario Ministry of Environment • 45% of water is recycled Noise • Algoma has developed a plan to reduce noise emissions from 11 sources throughout the steelworks

40 Source: Company information. Note: Lost Time Injury Frequency is calculated as ((Number of lost time injuries in the reporting period x 200,000) / Total hours worked in the reporting period). Continued focus and improvement in Lost Time Injury Frequency Rate (LTIFR) Strong Employee Relations and Company - wide Dedication to Health and Safety F2010 F2011 F2012 F2013 F2014 F2015 F2016 F2017 F2018 F2019 F2020 F2021 Saf e t y i s Algo m a ’ s t o p prio r i t y 1 . 3 0 0 . 9 0 1 . 0 0 0 . 3 0 0 . 1 0 0 . 3 0 0 . 2 0 0 . 3 0 0 . 1 0 0 . 1 9 0 . 2 3 0 . 1 9 Health and Safety Performance • Ongoing commitment to superior Health and Safety performance has led to sustained improvement of safety metrics over time • Health and Safety remains our highest priority and to further the Company’s efforts to improve, we are implementing an ISO 45001 Safety Management System • Algoma employs a cooperative Joint Health and Safety System to provide a healthy and safe workplace • Proud member of the Sault Ste. Marie Safe Communities Partnership and Northern Ontario Safety Group, with over 100 member organizations that exchange best practices and provide access to ongoing training Significantly Outperforming Global Average LTIFR of 0.83 in CY2019

41 Source: Company information. (1) Excludes BF#6 which is currently idled. Comparison of Algoma Today vs. Algoma Following the Proposed EAF Investment Anticipated Benefits of an EAF x +900k tons of incremental liquid steel capacity x ~70% fewer total CO2 emissions (annual reduction of 3 million tonnes of CO2) x Utilizes recycled scrap steel as feedstock, rather than volatile met coal and iron ore x More flexible operations capable of responding dynamically to market conditions x Lower fixed costs and incremental volume driving cost absorption x Significantly improves variable nature of cost structure x Reduced sustaining CapEx x Reduces potential impact of Canadian carbon tax regime x Reduces reliance on volatile iron ore market x Improves employee productivity (as measured in tons per employee) Expected to improve EBITDA by ~$150mm per year (majority of benefit realized by 2024) Significantly simplifies inputs and production process Blast Furnace Mill (Algoma Today) EAF Mill (Algoma 2024) 2,800kt (1) Capacity 3, 7 0 0 k t Electricity – Ontario power supply largely zero carbon Iron Ore Limestone Coal Scrap Metal Electric Arc Furnace (EAF) Raw Materials Materials Pr epa r ation I r onmaking S te e lmaking Scrap Metal HBI/Pig Iron Optional Coke Ovens Blast Furnace Basic Oxygen Furnace (BOF)

42 Source: Company information. (1) Represents percentage of a trailing 7 - year average HRC CRU (USA Midwest Domestic HR Coil) Index, lagged one month. (2) Represents percentage of a 7 trailing 7 - year average AS Rolled CRU Index, lagged one month. High - Quality Products and Diversified Blue Chip Customer Base in Attractive End Markets Differentiated Product Offering With Flexibility To Meet Customer Needs Product A tt r ib u tes End M a r k e ts Width Range % NSR of CRU Index Hot Roll e d Coil ▪ Automotive ▪ H o ll o w struct u r a l p r odu ct an d w e l de d p i pe m a n u f a c turers ▪ Transportation ▪ L i g h t m a n u f actur i ng 10 6 " S tr i p M il l 30" – 96" DSPC 32" – 63" Sheet Products: 95 - 100% (1) x H i gh s tre n gth f or m a bl e h o t ro l l ed grades x Broad width and strength capabilities Cold Roll e d Coil x Co m m e r c i a l grades x H i gh s tre n g th f or m a b l e c o l d roll grades x Fu l l h a rd grades (n o t annealed) ▪ Automotive ▪ W e l d e d p i pe m a n u f acturers ▪ Transportation ▪ L i g h t m a n u f actur i ng 36" – 74" Plate x H i g h stre n g t h , l o w - a ll o y grades x Abrasion resistant and heat treat grades x On l y produ c er i n Can a da ▪ Fabrication industry - constructorsor manufacturers of railcars, buildings, bri d g e s o f f - h i g h w ay e q u i p m e n t, etc . 72" – 152" Plate Products: 110 - 120% (2) • Product width and strength flexibility allows Algoma to serve a broad customer base across various end markets • Operational flexibility to adjust product mix to align with market pricing and customer demand, and maximize profitability • R&D investments support higher quality, lower cost products and drive value proposition for customers • Serves 200+ customers across multiple industries in North America with no single customer making up greater than 10% of sales

Top 10 Cu sto m e rs 46% O th e r 54% 43 Source: Company information. (1) Automotive comprised of direct automotive customer sales and estimated service center sales to the automotive industry. High - Quality Products and Diversified Blue Chip Customer Base in Attractive End Markets FY2020 Product Shipment Mix Pla te 14% Hot Rolled Sheet 80% Cold Rolled Sheet 6% FY2020 Geographic Sales Mix Un ite d States 55% Canada 43% RoW 2% FY2020 End Market Exposure (Sales) Service Centers 45% Automoti v e (1) 35% M anu fa c tu ring / Construction 11% T ubula r 9% FY2020 Key Customers (Sales) Strategy to expand direct - to - customer sales to Automotive, Construction and Tubular markets by 5 - 10% each (de - emphasizing service centers) Plate expected to increase to be 20%+ of Algoma’s product mix with implementation of Plate Mill Modernization (volume component by Fiscal Q3 2022) Incremental volume from proposed EAF investment would target the Canadian market, with goal of Canada becoming destination for 55 - 60% of shipments Diverse customer base with 200+ customers across multiple sectors; average customer tenure among top ten is 20 - 25 years

44 Source: Company information. Highly Experienced Management Team with Extensive Industry Experience Name Title Joined Algoma Years of Experience Bio Michael M c Q uade Chief Executive Officer 2019 37 • Previously served as VP, Finance and CFO of Stelco from 2007 to 2016, retiring as President in 2017 • Led the restructuring and sale of Stelco / U.S. Steel Canada while Under CCAA Rajat M ar w ah Chief Financial Officer 2008 20 • Joined Algoma as Controller in 2008 • Previously served as Financial Controller of ArcelorMittal, Czech Republic and previously worked at KPMG John Naccarato Vice President, Strategy and General Counsel 2019 30 • Served as Director of Market and Product Development at Algoma from 2003 to 2007 • Prior experience with Dofasco Inc. and as EVP and General Counsel for Bracknell Corporation Robert Di o ni s i Chief Commercial Officer 1979 42 • Joined Algoma in 1979 and has held multiple progressive roles as General Manager or Plate and Shape Product Sales and General Manager of Service Centre and Fabrication Sales and Marketing Sha w n Galey Vice President, Production 1980 41 • 41 years of experience at Algoma across progressive levels of responsibility spanning superintendent and general manager of cokemaking, ironmaking, direct strip complex and corporate transformation projects Mark Nogalo Vi c e Pre s ident, M aintena nc e and Operating Services 1988 33 • 33 years of experience at Algoma service across a variety of positions spanning Operations, Engineering, Maintenance and Energy Management • Past Chair of the Algoma University Board Robert W e s l e y Vi c e Pre s ident, Hu m an Resources 2018 35 • Previously worked as a consultant to the City of Toronto and held various senior HR positions including Director of Labor Relations for Brewers Distributing Limited, Director of Human Resources for Bombardier Aerospace, and Chief Labor Negotiator for Russell Metals

Tariffs Have Reduced Overall U.S. Imports, while Imports from Canada have Remained Relatively Consistent ( M illi o n t ons) 5 .2 5 .1 5 .7 5 .6 5 .1 4 .8 27 .8 27 .8 32 .3 28 .1 22 .4 17 .2 33 .0 32 .9 38 .0 33 .7 27 .5 22 .0 0 .0 10 .0 20 .0 30 .0 40 .0 2015 2016 2017 US Imports (Canada) 2020 2018 2019 US Imports (RoW) 45 Note: Press Releases, IHS, Baker Hughes, EIA, US Census. Favorable Long - Term Outlook in Key Markets Attractive Trends in Key End Markets Strong Tariff Protection for the North American Market Energy Automotive Construction • Significant proposed North American infrastructure spending, including: – ~$2 trillion infrastructure and jobs package in the U.S. – $70 to $100 billion of federal infrastructure stimulus expected in Canada • Automotive markets are recovering from impact of COVID - 19 • Automotive production in North America expected to increase by 24% in 2021 • ~35% of Algoma’s sales into this market • Use of steel in renewable resource generation (wind) becoming a more important driver of demand • Global O&G rig counts and energy prices recovering • In March 2018, the U.S. established 25% tariffs on imports of steel, including steel imported from Canada • In October 2018, Canada put in place similar 25% tariffs to avoid dumping from imports displaced from the U.S. market • As part of the United States – Mexico – Canada Agreement (“USMCA”), the tariffs between the US and Canada were repealed in May 2019 in exchange for a monitoring mechanism – Algoma benefits from access to sell into the protected North American market and resulting higher steel prices – Additionally, the USMCA put in place “melt & pour” requirements on several products, mandating that steel is North American - sourced to qualify for duty - free treatment ▪ For example, motor vehicles must now contain +70% North American steel content, providing Algoma additional protection in North America for its single largest end market

46 Source: Fitch Solutions, BMI, EIA, Fastmarkets, Company Information, (1) Based on forecasted Canadian light vehicle production from 2020 to 2029. North American light vehicle production over the same period forecasted to grow at 2.7% CAGR. (2) Canadian construction value - add from 2020 to 2030. North American construction value - add over the same period forecasted to grow at 4.5% CAGR. (3) North American petroleum and other liquids consumption from 2020 to 2022. (4) Remaining 45% of shipments are sold to service centers, which may be resold to manufacturing or tubular end markets. (5) Based on Canadian market for 2019. (6) US / Canadian apparent consumption of HRC. Robust Go - To - Market Strategy to Support Incremental EAF Production 6.1% 4.6% 4.0% Tu b ul a r Manufacturing Automotive 35% Algoma Strategy / Advantages x Displacement of imports in the plate and sheet markets x Drive sales into tubular and automotive end markets via robust commercial relationships x Enhance value proposition for customers x Expand plate mill capacity and capabilities as part of the modernization program x Cut - to - length (CTL) line under review to broaden plate product offerings Underpinned by Strong Growth in Key End Markets % of FY2020A Shipments (4) 11% 9% (1) (2) (3) Plate Strategy: Algoma is Well Positioned to Displace Plate Imports into Canada • Market opportunity unlocked by plate mill modernization program: x Adds incremental 350k tons of plate capacity x Enhances grades and qualities – expanding end market opportunity Canadian Steel Plate Demand by Source (~782k ton, annually) (5) Historical Average Target Algoma Imports I m por ts 28% - T o t a l - RoW 350k tons of 27% 40% incremental Algoma Algoma production 73% Imports - U .S. 32% Sheet Strategy: Targeted Approach to Expand Sheet Sales • Focused approach to expand sales to key tubular customers and direct automotive sales Expected Incremental Demand by Customer (k tons, annually) 400 - 480 60 - 120 ~100 - 120 180 Ba se d o n n e w C ust o m e r b ase d A ut o p r og r a ms 60 in Sault Ste. ramping in 2022 Marie Customer A Customer B Customer C Direct Auto Sales Identified Sales Opportunities Tubular (300 - 360k tons) • Strong growth in key end markets and large market size (US/Canada HRC market of 31.6 million tons in 2019 (6) , of which Algoma is only ~6%)

47 Source: Company information. Note: All figures shown in US$, unless noted. Projected figures converted from CAD to USD at a 1.26 FX rate and historical figures converted at average exchange rate over the period. (1) Based on current capital structure. Excludes non - cash interest expense: unwinding of debt issuance costs, accretion on government loans and discounts on environmental liabilities. (2) Based on internal Algoma estimates and is subject to plan audit and confirmation. Algoma’s Operations Have Improved Significantly over the Last 5 Years 1 Operational Imp r o v e m e n t s Algoma Then (circa 2015) Algoma Steel (Present) ▪ Volume constraints at LMF, DSPC and Plate Mill with limited grade capability and average quality x Upgraded DSPC Segment in June 2020 and the LMF#2 in February 2021 x In the process of modernizing the Plate Mill x $44 million in annual cost savings expected to be realized by the end of FY2022 2 C a p i t a l S truc t u r e ▪ Unsustainable leverage with ~$1.3 billion of total debt ▪ ~$172 million in annual interest expense x ~$485 million of net debt (<1.0x CY2021P EBITDA) x ~$35 million in annual cash interest expense (1) x Generating significant cash flow to add liquidity and delever 3 S u p ply of R aw Materials ▪ Dispute with key iron ore supplier ▪ O w ne r sh i p o f po r t tr ans f e r r e d v i a h i g h - cos t sale - leaseback arrangement x 100 % of iron ore requirements secured via long - term co n t r a c t s w i t h f a v o r a b l e ma r ke t - li nk e d pric i ng ( 3 . 9 m m tons per year through 2024 ) x Own the Port of Algoma (no sale - leaseback) x Transition to EAF would add flexibility to raw material supply 4 P e n sion & O PE B Liabilities ▪ Substantial cash contributions of ~$65 million for pension liabilities x Estimated contribution of ~ $ 6 million (C $ 8 million) per year following reaching 85 % funded on pension plans (achieved on March - 1 - 2021 (2) ) 5 Environmental Liabilities ▪ Legacy environmental contamination issues x Release on legacy environmental liabilities • $500 million proposed investment in Electric Arc Furnace (EAF) expected to provide $150 million EBITDA uplift, make Algoma the greenest steel producer in Canada by lowering CO2 emissions by ~70% \ and enhance stability of Algoma’s profitability (reduces fixed costs and labor) • Estimated long - term through - the - cycle EBITDA of $460 million (including potential $150mm improvement from the EAF) Fu t u re o f Algoma Steel

48 Source: Company information. DSPC Line Offers Estimated ~C$30 - $40/NT Structural Conversion Cost Advantage Over BOF Peers Recent Enhancements Key Highlights DSPC Complex • Algoma is the only integrated steel producer to operate a DSPC line, which converts liquid steel directly into coil – Algoma believes the DSPC would facilitate a seamless transition to the proposed EAFs • Industry leading technology – The DSPC line is among the newest, continuous thin slab casters in North America – Process provides the Company with a cost advantage over competitors due to reduced manpower, heating costs and reduced yield loss • Annualized production capability: 2.4mm tons • Facility – Thin slab caster – Tunnel furnaces & shuttles – Rougher – Heated Transfer Table – Finishing mill – Down coilers • First coil: October 7, 1997 • Upgraded automation to incorporate most recent OEM technology • Software enhancements – Casting controls – better throughput – Defect detection – better quality • Mechanical Upgrades – Upgraded segments – better quality and throughput – Spindles – more efficient – Stand Entry Tables, Coiler Mandrel – more reliable

49 Source: Company information. Note: Figures in USD are converted at an exchange rate of 1.26 CAD/USD. (1) Inclusive of capital already spent on the project to date. Canada’s Only Plate Mill with Potential to Ship 700,000 NT per year Key Highlights Phase I - Quality Focus Phase II - Productivity Focus • Overall ~$95 million (C$120 million) is committed for modernizing the Algoma Plate Mill through 2023 (1) • Plate Modernization Project key areas of focus: – A c h i e v i ng produ c t q u a l i ty re q u i r e m e n t s with respect to surface and flatness – Increase high strength capability with availability of new grades – Provide reliability of plate production with direct ship capability – Incre a s e o v era l l p l ate s h i p m e n t c a p a c i ty through debottlenecking • Completion planned for October 2021 for i nsta l l at i o n a n d c o m m i ss i o n i ng of the following upgrades: – N e w P r i m a r y D e - sc a l e r ( i m p r o v e s s ur f a c e q u a l i t y ) – Automated Surface Inspection System, detects and maps quality – New Hot Leveler (improves flatness) – Automation Upgrade of the 166 Mill (expands grade offering) • Completion planned for October 2022 for i nsta l l at i o n a n d c o m m i ss i o n i ng of the following upgrades: – O nbo a rd D e sc a li n g S y st e m U pg r ad e for 2Hi and 4Hi – Mill Alignment and Work Roll Offset at the 4Hi – 4Hi DC Drive Upgrade – In - Line Plate Cutting including new cooling beds coupling the plate mill and shear line, dividing shear and new plate piler – A ut o m a t e d M a r k i ng M a c h i ne Algoma’s plate mill modernization project is expected to enhance the capacity and quality of one of Algoma’s key products and sources of competitive advantage

Source: Company information. Algoma’s Manufacturing Capabilities Technical specifications Age Com p eti t i ve a d v a nt a g e Highlights C oke M ak ing Facilities • Comprises 3 batteries: – #7 battery (60 ovens) – #8 battery (60 ovens) – #9 battery (57 ovens) • #7 battery: ~62 years • #8 battery: ~52 years • #9 battery: ~41 years • On - site coke production caters to ~90% of total coke requirement • Annualized production capability of • ~0 . 8 m m t on s Iron M ak ing Facilities • Two blast furnaces: BF #7; BF #6 (currently idle) • BF #7 Hot metal capacity of ~2.8mm ton • BF #6 relining and stove rebuild completed in 2008 • BF #7: ~44 years • BF #6: ~65 years • BF #6 can be re - started within a short period with low - start up costs • Continuous investments in BF #7 has improved productivity by ~1,000 nt/day • Operational flexibility enhanced by two blast furnaces S tee lm ak ing Facilities • Comprises two 260k ton Basic Oxygen Furnaces • Current liquid steel capacity of ~3.7mm tons annually (including 0.9mm from idle capacity of BF #6) • Two twin station Ladle Metallurgy Furnaces • Basic oxygen furnaces: • ~46 years • Ladle metallurgy furnace: ~19 years • Ladle Metallurgy Furnace #2 – new • Implementation of LMF#2 will provide improved buffering between casters and Blast Furnace and will avoid DSPC downtime caused by requirements of LMF Slab Caster heats • Debottlenecking the secondary metallurgy area through the LMF#2 Direct Strip Produc t ion C ompl e x (DSPC) • Automated facility • Size range: gauges between 0.060" and 0.625" and widths between 32" and 63“ • Current capacity of ~2.3mm tons annually • DSPC: ~22 years • One of the lowest - cost North American mills in terms of HRC conversion cost per tn • ~C$30 - 40/nt structural conversion cost advantage over peers due to reduced manpower, lower heating costs and improved yields • Only DSPC attached to a blast furnace in North America • Consists of a state - of - the - art thin slab continuous caster which converts liquid blast furnace steel directly into coil Slab Caster • Comprises two twin strands of 8” thick slabs with a width range of 42” to 86” • Current capacity of ~2.0mm ton annually • Slab caster: ~40 years • Wider steel chemistry processing capabilities • Ability to cast crack sensitive boron - alloyed and peritectic steel • Efficient grade change practice allowing changes to steel chemistry without interrupting the cast Plate and Strip Mills • 106” Strip Mill: produces strips up to 96” wide • 166” Plate Mill: produces plate up to 152” wide • Cold Mill Complex comprises: – 0.8mm ton pickling line – 0.35mm ton reduction mill – 0.25mm ton anneal furnace – 0.8mm ton temper mill • 106” Strip Mill: ~46 years • 166” Plate Mill: ~54 years • Only Combination Mill of its kind in North America • Both mills are widest of their kind in North America • Only heat treatment line in Canada • 166” Plate Mill features a heat treat facility – Rated annual capacity of 240,000 tons 50

51 Source: Company information. Preliminary EAF Timeline and Capital Requirements Jan - 2024 Apr - 2024 2025 2026 Long - Term Construction Period Blast Furnace 7 (BF7) Coke Ovens 7,8,9 (CO7,8,9) Oxygen Steelmaking (BOF) Commission Ramp B F7/ B OF/CO7, 8,9 EAF 1 | EAF 2 Full Grid Power Independent Mode (“EAF Phase II”) EAF 1 | EAF 2 (With all 230 kV local and bulk upgrades, no LSP power required) 100% Cold Charge Scrap Local 230kV Transmission Line Upgrade (agreed with utility) Bulk 230kV Transmission Line Upgrade Product Ce r tific a tion BF7 / CO8,9 EAF 1 | EAF 2 ( Al ternat i ng Mode) Alternating Hybrid Mode (“EAF Phase I”) BF7 / CO8,9 EAF 1 | EAF 2 (Alternating Mode with 30% hot metal from BF) Production Method Power Supply Option to d e c o mmis s i o n B F 7 • The rollout of the EAF strategy would occur in phases that are determined by availability of electricity: – Phase I (Interim / Alternating Hybrid Mode): from the start of production to grid upgrade completion, the EAF would operate one furnace at a time using on - site cogeneration facility, LSP and local 230kV transmission upgrade – Phase II (Long - Term / Full Grid Power): after the completion of a power upgrade, the EAF would then operate both furnaces simultaneously • Anticipating a 30 - month construction timeline for the EAF between permitting and commissioning • Anticipating meaningful sustaining CapEx savings: ~$30 million historical BF/BOF sustaining CapEx vs. ~$11 million EAF sustaining CapEx per year • Liquid steel capacity expected to increase from the 2.8mm tons of current capacity to 3.3mm tons in “Alternating Hybrid Mode” and 3.7mm tons in “Full Grid Power Mode”

52 Source: Company information. Note: Figures converted from CAD to USD at a 1.26 FX rate. Expected Fixed Cost Reductions Expected Productivity Improvement (Tons shipped per Employee) ~900 ~2,000 CY2 0 2 1 P Phase II EAF (Timing TBD) Fixed Costs of Manufacturing (US$mm) $213 $144 $123 $73 $337 $217 CY2 0 2 1 P Phase II EAF (Timing TBD) Manufacturing & Service Labor Ot h e r Anticipated fixed costs of manufacturing / ton $137/ton $69/ton

53 Scrap and Metallics Supply Source: Bureau of International Recycling, Fastmarkets. North American Scrap Market • Deep market for scrap in North America with total of 116.2mm tons generated in 2020 • Canada exported total of 4.4mm tons of scrap in 2019, 3.5mm exported from Ontario alone (80% to the US and 20% outside of North America) • There was approximately 20.3mm tons of exports from North America that could be redirected to Algoma ~90% of 2019 U.S. exports were exported to RoW (ex Canada), representing 15.7mm tons ~30% of 2019 Canadian exports were exported to RoW (ex U.S.), representing 1.3mm tons • Global scrap market expected to be oversupplied in medium - to - long - term: China is expected to generate substantial scrap and does not have EAF capacity to consume it • Strategic investments / partnerships will also be explored to lock - in premium quality metallic supply (prime scrap) A lte r nati v e Metallics Supply DRI / HBI • A number of new projects in development, which are expected to bring total capacity to ~12.2mm tons: Nucor: 2.3 Mtpa facility in Louisiana voestalpine: 2.0 Mtpa facility in Texas SIM: 1.8 Mtpa facility in Canada Cliffs 1.6 Mtpa facility in Toledo, Ohio Other potential sources of supply include the Point Lisas project in Trinidad and Tobago (0.8 Mtpa) and International Metallics Corp. in Quebec (2.0 Mtpa) • Cliffs has proposed a long - term HBI strategy to serve the North American market and provide offtake for its iron ore as more Blast Furnaces shut down in coming years Pig Iron • Blast furnaces may be restarted or converted to produce pig iron to serve increasing demand from EAF producers In January 2021, Stelco successfully commissioned a new pig iron caster at its LEW facility with capacity of 1.0mm tpa • Potential for currently operating blast furnaces to produce merchant pig iron as EAF demand increases 50 million tons of iron ore have historically been mined in Minnesota and Michigan which will need to find a domestic source Mix of pig iron and scrap in an EAF to produce steel is significantly more environmentally friendly than BF/BOF alone

54 Note: FYE March 31. US$mm figures converted from CAD to USD at the average historical FX rate of each respective financial period (FY2018: 1.28; FY2019: 1.31; FY2020: 1.33; FY2021: 1.32). Historical Financial Summary Commentary • FY2018: ▪ Average net sales realization (“NSR”) on steel sales (excluding freight) per ton shipped increased 14.9% compared to 2017 ▪ The price of steel peaked in July at US$918 per ton, a ten - year high ▪ Increases in the price of commodities consumed in the manufacturing of steel products, including ore, coal, coke and scrap, also contributed to an increase in the cost of steel compared to 2018 • FY2020: ▪ Steel prices weakened substantially, ultimately leading to numerous competitors taking capacity out of the market ▪ Company experienced an unplanned outage in April 2019, resulting in decreased production of ~100k tons ▪ Planned reline of #3 stove decreased production by ~72kt ▪ Average selling prices declined in FY2020 by ~25% while the cost of steel production declined by only 11% FY2021: ▪ The disruption of the COVID - 19 pandemic began at the beginning of the fiscal year, leading to a substantial reduction in demand and steel prices ▪ Reductions in variable manufacturing and SG&A attributable to implementation of cost saving initiatives ▪ Significant turnaround in Q4 performance as steel prices increased; average selling price of ~$750/ton in the quarter vs. ~$580/ton for the full year; generated US$133 million of EBITDA in Q4 alone Variable 829 985 890 717 Total Steel COGS $1,168 $1,348 $1,251 $1,022 ▪ Steel revenue increased by 15.3% while steel shipment volumes increased by 0.5% compared to 2017 Gross Profit $257 $532 $59 $200 SG&A ($42) ($49) ($45) ($44) • FY2019: Port Fees 0 (16) 0 0 ▪ As a result of trade measures implemented by the United States and Canada, Tariffs, Net and Other 0 (186) (21) 0 market prices increased for commodities including steel and related raw Exceptional Items 0 21 5 0 materials (US$ in millions, except per ton data) FY2018A FY2019A FY2020A FY2021A $1 ,4 25 $1 ,8 79 $1 ,3 10 $1 ,2 22 339 363 361 305 Steel Revenue Fi x ed Profit Sharing 0 0 0 (6) EBITDA $215 $301 ($2) $151 Tariffs, Net 0 172 21 0 Capacity Utilization 0 0 25 0 Adjusted EBITDA D&A $215 ($39) $473 ($56) $44 ($96) $151 ($66) Financing Costs (148) (106) (46) (51) Interest on Pension & OPEB (13) (14) (13) (13) Foreign Exchange Gain / (Loss) (16) (12) 27 (58) Other (23) (202) (51) (10) Income Tax 4 2 3 (0) Net Income ($19) $85 ($132) ($47) Capex Volume (mm of tons) ($78) 2.3 ($57) 2.4 ($85) 2.3 ($54) 2.1 • Revenue per Ton $618 $772 $568 $581 Fixed COGS per Ton ($147) ($149) ($157) ($145) Variable COGS per Ton ($360) ($404) ($386) ($341) SG&A per Ton ($18) ($20) ($19) ($21) Other Costs per Ton $0 ($75) ($7) ($3) Adjusted EBITDA per Ton $93 $194 $19 $72

$620 $673 $661 $554 $532 55 Source: Company financials. Note: Historical figures converted from CAD to USD using the average foreign exchange rate for the relevant period. Exchange rates are 1.28 for FY2018, 1.31 for FY2019, and 1.33 for FY2020. Long - term realized prices and raw materials costs estimated based on forward curve for U.S. Midwest Domestic HRC steel. (1) Average Realized Sales Price reflects the average price realized for steel sales excluding freight. Figures the projections period (CY2021P – FY2026P and the EAF Phase II) reflect Algoma’s estimates based on assumed HRC price and expected product mix. (2) Key components of raw materials include iron ore, met coal, coke and scrap. (3) Timing of conversion to EAF phase II is to be determined. Historical and Projected Raw Material Cost Spread M e t a l S p r ea d ( $/s t ) $517 US$ / ton A v era $325 FY2018A ge: $482 $442 FY2019A $245 FY2020A $275 FY2021A CY2021P FY2022P FY2023P FY2024P FY2025P FY2026P $454 EAF Phase II (3) Raw M a ter i a l s (2) $293 $330 $323 $306 $342 $341 $336 $366 $399 $416 $477 Avg. Realized Sales Price (1) $618 $931 $772 $568 $581 $962 $1,014 $920 $931 $933 $997

3.9 3.9 3.9 3.9 3.9 3.9 3.9 2018 2019 2020 2021 2022 2023 2024 C l if fs US Steel 56 Source: Company information Iron Ore Supply Agreements • 3.9m net tons of iron ore pellets are required to produce 2.5mm net tons of hot metal • The Company currently has locked in long - term iron ore supply contracts with Cleveland - Cliffs and US Steel through to 2024 • Beyond 2024 through to the start up on the EAF, Algoma will re - evaluate supply contracts based on updated needs • Pricing of contracts is tied to iron ore and steel price with an inflation adjustment factor Overview Historical and Contracted Iron Ore Supply (net tons per annum, Y/E Dec 31)

57 Source: Company financials. Note: Historical figures converted from CAD to USD using the period end foreign exchange rate for the relevant period. Exchange rates are 1.31, 1.29, 1.36 and 1.33 for Q1 – Q4 of FY2019, respectively; 1.31, 1.32, 1.30 and 1.41 for Q1 – Q4 of FY2020, respectively; and 1.36, 1.33, 1.27 and 1.26 for Q1 – Q4 of FY2021, respectively. Working Capital (US$ in millions) Fiscal Year End Net Working Capital Commentary $173 $240 $258 $243 $177 $182 $168 $177 $130 $162 $129 $218 ($98) ($116) ($114) ($125) ($94) ($91) ($117) ($108) ($94) ($95) ($106) ($122) $361 $376 $374 $288 $345 $374 $418 $311 $360 $368 $412 $330 $436 $500 $517 $405 $428 $465 $470 $380 $396 $435 $435 $426 Accounts Payable Accounts Receivable Inventory Days Q1 F Y 19 Q2 F Y 19 Q3 F Y 19 Q4 F Y 19 Q1 F Y 20 Q2 F Y 20 Q3 F Y 20 Q4 F Y 20 Q1 F Y 21 Q2 F Y 21 Q3 F Y 21 Q4 F Y 21 Accounts Receivable 36 40 48 49 46 47 48 50 50 57 38 42 Inventory 88 71 74 56 78 88 96 79 130 113 109 79 A cc o u nts Payable 24 22 23 25 21 21 27 27 34 29 28 29 • Algoma currently has significant seasonality to its working capital requirements – Required to stockpile iron ore and coal ahead of the winter months as the port becomes inaccessible due to ice build - up – Shift to EAF production will alleviate this issue – eliminates need for iron ore and coal over time, and scrap can be sourced via rail and truck year - round • Other working capital items generally consistent throughout the year (~40 days AR and ~30 days AP)

58 Note: Figures converted at a rate of CAD 1.26 / USD $1. Balance Sheet as of March 31, 2021 Assets CAD USD Current Cash $21.2 $16.9 Restricted cash 3.9 3.1 Taxes receivable -- -- Accounts receivable, net 274.6 218.5 Inventories, net 415.3 330.5 Prepaid expenses and deposits 74.6 59.4 Margin payments 49.4 39.3 Other assets 3.8 3.0 Total current assets $842.8 $670.7 Non - current Property, plant and equipment, net $699.9 $557.0 Intangible assets, net 1.5 1.2 Parent company promissory note receivable 2.2 1.8 Other assets 7.5 6.0 Total non - current assets $711.1 $565.9 Total assets $1,553.9 $1,236.6 Liabilities and Shareholder's Equity Current Bank indebtedness $90.1 $71.7 Accounts payable and accrued liabilities 153.8 122.4 Taxes payable and accrued taxes 27.2 21.6 Current portion of long - term debt 13.6 10.8 Current portion of environmental liabilities 4.5 3.6 Derivative financial instruments 49.4 39.3 Total current liabilities $338.6 $269.5 Non - current Long - term debt $439.3 $349.6 Long - term governmental loans 86.4 68.8 Accrued pension liability 170.1 135.4 Accrued other post - employment benefit obligation 297.8 237.0 Other long - term liabilities 2.5 2.0 Environmental liabilities 35.4 28.2 Total non - current liabilities $1,031.5 $820.9 Total liabilities $1,370.1 $1,090.3 Shareholder's equity Capital stock $409.5 $325.9 Accumulated other comprehensive (loss) income 9.5 7.6 Deficit (235.2) (187.2) Total shareholder's equity $183.8 $146.3 Total liabilities and shareholder's equity $1,553.9 $1,236.6

Structured Pension Plan Is Contractually Funded as of March 1, 2021 59 Source: Company information. Estimated Solvency Funded Position by Plan (US$ millions) March 31, 2020 March 1, 2 0 21 Hourly Salaried Hourly Salaried Assets $627 $243 $973 $381 Liabilities $880 $351 $1,102 $446 Net Funded Position ($254) ($108) ($129) ($65) Funde d % 71% 69% 88% 85% ▪ As part of the agreement to emerge from Bankruptcy, Algoma agreed to assume the following pension plans: (i) Hourly DB plan; (ii ) S a l a ri e d DB p l an ; and (iii ) W RAP p l a n ▪ The agreement calls for the following payments with respect to its pension plans: • $24 million (C$31 million) annual special annual special payments to the Hourly and Salaried DB plans until the plans are 85% funded , following which Algoma will make Pension Benefits Guarantee Fund premium payments of payments of $1.5 million (C$2 million) per annum (decreasing over time as the underfunded amount and the number of members decreases) • Payments to the WRAP plan which constitute the lesser of $4 million (C$5 million) in annual special payments and the annual required pay out amount to WRAP pensioners With the Pension Contractually Funded, Algoma is positioned to begin an EAF Transformation with a balance sheet clean of significant legacy liability payments As of March 1st, 2021, Algoma’s funded status on its hourly and salaried plans is now expected to be greater than 85%, which would reduce Algoma’s pension funding obligations to near zero (required preparation of formal valuation to be delivered to regulators) Annual pension payments limited to ~$5 million going forward

60 Source: Company information. Environmental Releases Main Site ASI, Holdings, New Port Sub LP and New Port Sub GP (the “Newco Group”) entered into a 21 - year agreement with the Ministry of the Environment, Conservation and Parks (“MECP”) to address legacy environmental contamination at the Sault Ste Marie site (the “Site”) • ASI to fund C$3.8m per year up to a maximum of C$79.8 million to a financial assurance fund (the “FA Fund”), established to fund LEAP expenses – On closing, ASI provided a C$10 million letter of credit to the MECP to provide financial assurance for its obligations under the LEAP All current and future directors and officers of the Newco Group are released from any obligations under environmental laws relating to the legacy environmental contamination at the Site Mines ASI entered into an agreement with the MECP and the Ministry of Energy, Northern Development and Mines (“MNDM”) to address legacy environmental contamination at the McLeod Mine and Goudreau Pits (the “Mines”) • ASI to pay C$10 million to MNDM in installments of C$250,000 semi - annually to be used to rehabilitate the Mines – Payment obligations secured by a C$3.5 million letter of credit issued in favor of the MNDM, which letter of credit is reduced on a semi - annual basis by C$250,000 until ASI has paid a total of C$3.5 million – No liability to Algoma Steel for the mines beyond the funding obligation

61 Summary Projections (Forward Pricing as of 6/17/21) Operating Statement BF / BOF T r a nsition Year BF / EAF EAF Only Period CY FY FY FY FY FY Year 2021P 2022P 2023P 2024P 2025P 2026P Timing Period Ending 12/31/2021 3/31/2022 3/31/2023 3/31/2024 3/31/2025 3/31/2026 TBD Forward Pricing Through - Cycle Avg. (2) Units HRC Price (1) US$ / s ton $1,224 $1,212 $985 $900 $900 $900 $900 $685 Plate Price US$ / s ton $1,066 $1,100 $1,035 $963 $1,000 $1,000 $1,000 $785 Average Realized Sales Price US$ / s ton $962 $1,014 $997 $920 $931 $933 $931 $716 Shipments Plate k s tons 322 351 526 595 612 694 694 694 Sheet k s tons 2,136 2,151 2,041 2,043 2,238 2,339 2,441 2,441 Total Tons Shipped k s tons 2,458 2,502 2,568 2,637 2,850 3,033 3,135 3,135 Revenues (ex. Freight) US$mm $2,365 $2,537 $2,561 $2,427 $2,653 $2,829 $2,918 $2,244 Raw Material Costs US$mm $841 $852 $864 $967 $1,137 $1,260 $1,494 $1,230 Energy, Fuel & Utilities US$mm $110 $110 $111 $130 $124 $132 $125 $125 Consumables and Other Variable US$mm $72 $73 $74 $102 $109 $114 $123 $123 Total Variable Costs US$mm $1,023 $1,035 $1,050 $1,199 $1,370 $1,507 $1,741 $1,477 Manufacturing & Service Labor US$mm $213 $216 $202 $207 $175 $176 $144 $144 Fixed CM&S US$mm $123 $120 $90 $86 $92 $92 $73 $73 Total Fixed Costs US$mm $336 $336 $292 $293 $267 $269 $217 $217 Other Adjustments US$mm ($26) $10 $8 ($7) ($12) $1 ($4) $5 Total Costs of Goods Sold (ex Freight and D&A) US$mm $1,333 $1,381 $1,349 $1,485 $1,625 $1,777 $1,955 $1,699 SG&A US$mm $50 $47 $46 $45 $45 $45 $46 $46 Profit Sharing US$mm $81 $101 $106 $79 $88 $90 $81 $38 EBITDA US$ mm $901 $1,008 $1,059 $817 $895 $916 $836 $460 Note: Assumes figures converted to USD at CAD to USD FX rate of 1.26. (1) HRC price based on Algoma budgeting for CY2021 and FY2022. Based on forward curve pricing thereafter (from CME Group as of Ju ne 17, 2021). (2) Based on average HRC steel price from FY2018 - FY2020.

62 Summary Projections (cont’d) (Forward Pricing as of 6/17/21) Cash Flows and Capital Structure (All figures in US$ mm) BF / BOF T r a nsition Year BF / EAF EAF Only Period CY FY FY FY FY FY Year 2021P 2022P 2023P 2024P 2025P 2026P Timing Period Ending 12/31/2021 3/31/2022 3/31/2023 3/31/2024 3/31/2025 3/31/2026 TBD Cash Flows Fo r w ar d Pricing Through - C y cle A v g . (1) EBITDA $901 $1,008 $1,059 $817 $895 $916 $836 $460 Cash Interest ($34) ($33) ($32) ($31) ($30) ($15) $0 $0 Carbon Tax ($6) ($7) ($9) ($10) ($11) ($13) ($9) ($9) Cash Income Tax ($61) ($115) ($239) ($61) ($203) ($215) ($201) ($107) CapEx (non - EAF) ($70) ($74) ($78) ($53) ($57) ($40) ($33) ($33) EAF CapEx ($74) ($148) ($296) ($49) $0 $0 $0 $0 Change in Working Capital ($144) ($7) $33 ($48) ($68) $48 $0 $0 Pension & OPEB ($15) ($10) ($10) ($10) ($10) ($10) ($10) ($10) Other ($26) $0 $0 $0 $0 $0 $0 $0 Cash Flow Before Debt Repayment $470 $613 $427 $554 $515 $671 $583 $301 Debt Principal Repayments ($11) ($12) ($21) ($22) ($29) ($330) ABL Draw / (Repayment) ($147) ($72) $0 $0 $0 $0 SPAC Proceeds $306 $306 Change in Cash $618 $835 $406 $532 $486 $340 As of 3/31/2021 12/31/2021 3/31/2022 3/31/2023 3/31/2024 3/31/2025 3/31/2026 Cash $17 $633 $852 $1,258 $1,790 $2,277 $2,617 ABL $72 $0 $0 $0 $0 $0 $0 Term Loan $300 $298 $297 $294 $291 $289 $0 Algoma Docks TL $60 $54 $52 $41 $30 $18 $0 Government Financing (principal amount) $108 $108 $109 $102 $95 $82 $60 Total Debt (principal amount of Gov’t Financing) $540 $460 $458 $437 $417 $389 $60 Net Debt (principal amount of Gov’t Financing) $523 ($173) ($395) ($821) ($1,374) ($1,888) ($2,557) ABL Availability $156 $227 $227 $227 $227 $227 $227 Liquidity $173 $860 $1,080 $1,485 $2,018 $2,504 $2,845 Note: Assumes figures converted to USD at CAD to USD FX rate of 1.26. HRC price based on Algoma budgeting for CY2021 and FY2022. Based on forward curve pricing thereafter (from CME Group as of June 17, 2021). Balance sheet and funding excludes the government financing support for the EAF pending negotiation and execution of definitive documentation. (1) Based on average HRC steel price from FY2018 - FY2020.

63 Historical EBITDA Reconciliation Source: Company information. Note: US$mm figures c onverted from CAD to USD at the average historical FX rate of each respective financial period (FY2018: 1.28; FY2019: 1.31; F Y2020: 1.33; FY2021: 1.32). 12 - month period ending March 31 of the respective year T hroug h - the C y c l e Average (FY2018 - FY2020) C$ millions, unless noted FY2018A FY2019A FY2020A FY2021A Net Income / (Loss) ($24.2) $112.1 ($175.9) ($61.9) Amortization of PP&E & Intangibles $50.2 $73.7 $128.1 $87.2 Finance Costs $187.8 $140.0 $63.8 $68.5 Interest on Pensions and OPEB $16.5 $19.0 $17.3 $17.0 Income Taxes ($4.9) $2.4 ($4.3) $0.1 Reorganization Costs $29.3 $46.2 -- -- Foreign Exchange Loss / (Gain) $19.9 ($15.3) ($35.3) $76.5 Finance Income $1.9 ($0.7) ($2.6) ($1.1) Inventory Write - downs $0.1 $1.9 ($1.6) -- Carbon Tax $0.0 $0.0 $6.9 $13.4 Exceptional Items $0.0 $16.4 $1.4 -- EBITDA $276.6 $395.7 ($2.2) $199.1 $223.4 Tariff Expenses $0.0 $225.5 $27.8 -- Capacity Utilization Adjustment -- -- $32.7 -- Adjusted EBITDA $276.6 $621.2 $58.3 $199.1 $318.7 Adjusted EBITDA (US$mm) $216.1 $473.4 $43.8 $150.7 $244.7

64 Term Definition Basic Oxygen Furnace (BOF) Vessel used to convert liquid hot metal from a blast furnace into steel Blast Furnace (BF) Metallurgical furnace combining fuel, ores and flux to smelt iron ore to produce pig iron, which is fed downstream into a BOF Cogeneration Also known as combined heat and power (CHP), a cogeneration plant uses gas generated from the steelmaking process to create electricity Coke Fuel for a Blast Furnace that is made by heating coal in the absence of air Cold Rolled Sheet Hot rolled steel that has been further processed to increase its strength and strength - to - weight ratio, providing better overall surface finish Continuous casting Process whereby molten metal is solidified into a "semi - finished" billet, bloom, or slab for subsequent rolling in the finishing mills CRU Index Price index which is widely used throughout the steel industry. Prepared by CRU, a leading steel data provider ( https://cruindices.com/ ) Electric Arc Furnace (EAF) Method for producing steel with primary inputs of scrap steel and electricity. EAFs form new steel by heat charging material with an electric arc Hard coking coal (HCC) A category of metallurgical coal that is converted to coke and used as fuel for the blast furnace in an integrated steel mill Hot Briquetted Iron (HBI) Compacted form of direct reduced iron (DRI) that serves as a supplement for pig iron and scrap in electric arc furnace steel mills Hot Metal Blast furnace iron ore that is charged to the BOF in hot liquid form Glo s s a r y Term Definition Hot Rolled Sheet Carbon steel product commonly used for applications in which dimensional tolerances and surface finish quality is not critical (e.g. automotive accessories, stampings) Iron Ore Pellets Pellets are small balls of iron ore used in the production of steel that are agglomerated from fines Limestone Also referred to as flux, limestone is an essential input in a blast furnace Ladle Metallurgy Furnace (LMF) Holding furnace for hot metal coming out of the BOF or EAF, increases capacity of melt shop and allows for improvements to steel grade Metallics Iron ore or similar products that are used to produce raw steel NOx Nitrous oxide (NOx) is a greenhouse gas that traps heat in the atmosphere NSR Net Sales Realization: the average selling price of steel excluding costs of freight Pig Iron Intermediate solid input made by smelting iron ore with a high - carbon fuel and reductant, such as coke, with flux for use as a feedstock in the BOF Plate Includes steel sheet metal that is 5mm or thicker used for construction or structural purposes due to its low maintenance versatility (e.g. shipping containers, roofing, heavy equipment) Prime Scrap High quality, clean scrap metal that tends to trade at a premium to lower quality shredded scrap Slab Thick semi - finished (intermediate) steel that is further converted into hot rolled sheet or plate Service center Wholesalers that may further process steel purchased from manufacturer (e.g. cutting or forming) SOx Sulfur oxide (SOx) is an air pollutant that has negative health consequences

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